NI43-101 REPORT ON THE TOPIA MINE
MINERAL RESOURCE ESTIMATION, AS OF
NOVEMBER 30TH, 2013

Location: Topia, Durango, Mexico

-Prepared for-

Great Panther Silver Limited
800 – 333 Seymour Street
Vancouver, B.C., Canada, V6B 5A6

Prepared By:

Robert F. Brown, P. Eng., Qualified Person & V.P. Exploration

and

Linda Sprigg, RPGeo AIG, Qualified Person & Mineral Resource Geologist

Effective Date: November 30, 2013
Report Date: May 9, 2014

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

C O N T E N T S

1.0	SUMMARY		1-1
	1.1	Conclusions	1-2
	1.2	Recommendations	1-5

2.0	INTRODUCTION		2-1

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		5-1
	5.1	Accessibility	5-1
	5.2	Climate	5-1
	5.3	Local Resources	5-1
	5.4	Infrastructure	5-1
	5.5	Physiography	5-2

6.0	HISTORY		6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION		7-1
	7.1	Regional Geology	7-1
	7.2	Local and Property Geology	7-3
	7.3	Mineralization	7-6

8.0	DEPOSIT TYPE		8-1

9.0	EXPLORATION		9-1

10.0	DRILLING		10-1

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		11-1
	11.1	Sample Preparation	11-1
	11.2	Analyses	11-2
	11.3	SECURITY	11-3

12.0	DATA VERIFICATION		12-1
	12.1	Database Validation	12-1
	12.2	Assay QA/QC	12-1

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING		13-1

14.0	MINERAL RESOURCE ESTIMATES		14-1
	14.1	Previous Estimates	14-2
	14.2	Database	14-3
	14.3	Assays	14-4
	14.4	Core Recovery and RQD	14-9
	14.5	Density	14-10
	14.6	Mineralization Domains	14-11
	14.7	Underground Workings	14-13
	14.8	Assay Capping	14-13
	14.9	Composites	14-18

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

	14.10	Block Model and Grade Estimation Procedures		14-23
		14.10.1	Dimensions and Coding	14-23
		14.10.2	Geostatistics	14-24
		14.10.3	Grade Interpolation	14-26
	14.11	Block Model Validation		14-26
		14.11.1	Visual Inspection	14-26
		14.11.2	Comparison with Production Records	14-26
		14.11.3	Comparison of Block and Sample Means	14-28
		14.11.4	Resource Cut-Off	14-30
	14.12	Classification		14-30
	14.13	Mineral Resource Tabulations		14-31

15.0	MINERAL RESERVE ESTIMATES			15-1

16.0	MINING METHODS			16-1

17.0	RECOVERY METHODS			17-1

18.0	PROJECT INFRASTRUCTURE			18-1

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Contracts		19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Social or Community Impact		20-1
	20.2	Reclamation Closure		20-2

21.0	CAPITAL AND OPERATING COSTS			21-1

22.0	ECONOMIC ANALYSIS			22-1

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

25.0	INTERPRETATION AND CONCLUSIONS			25-1

26.0	RECOMMENDATIONS			26-1

27.0	REFERENCES			27-1

28.0	DATE AND SIGNATURE PAGE			28-1

29.0	CERTIFICATES OF QUALIFIED PERSONS			29-1

T A B L E S

Table 1-1:	Mineral Resources – Topia Project	1-2
Table 1-2:	Topia Veins – Topia Project	1-3
Table 1-3:	Exploration Budget 2014 – Topia Project	1-5
Table 4-1:	List of Topia Mine Mineral Claim Tenures	4-1
Table 6-1:	Topia Production Figures – Great Panther Silver Limited - Topia Mine	6-2
Table 10-1:	Diamond Drilling - Great Panther Silver Limited - Topia Mine	10-1
Table 14-1:	Mineral Resources – Topia Mine Project	14-1
Table 14-2:	Previous Mineral Resource Estimate, RPA 2012 – Topia Mine Project	14-3

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-3:	Changes from Previous (2012) Estimate – Topia Mine Project	14-3
Table 14-4:	Assay Statistics – Topia Mine Project	14-5
Table 14-5:	Recovery and RQD by Area – Topia Mine Project	14-9
Table 14-6:	Average SG Area – Topia Mine Project	14-10
Table 14-7:	Zone Coding and Vein Orientation –Topia Mine Project	14-12
Table 14-8:	Underground Assay Capping for Gold and Silver – Topia Mine Project	14-14
Table 14-9:	Underground Assay Capping for Lead and Zinc – Topia Mine Project	14-15
Table 14-10:	Drillhole Sample Assay Capping for Gold and Silver – Topia Mine Project	14-16
Table 14-11	Drillhole Sample Assay Capping for Lead and Zinc – Topia Mine Project	14-17
Table 14-12:	Composite Statistics – Topia Mine Project	14-19
Table 14-13:	Block Model Dimensions & Extent – Topia Project	14-23
Table 14-14:	Composite Statistics – Topia Mine Project	14-25
Table 14-15:	Actual Mined Based on Production Records– Topia Mine Project	14-27
Table 14-16:	Mined Material in 2013 Model – Topia Mine Project	14-27
Table 14-17:	Diluted Mined Material in 2013 Model – Topia Mine Project	14-27
Table 14-18:	Comparison of Block and Composite Grades – Topia Mine Project	14-29
Table 14-19:	Area-Specific Dilution Provision – Topia Mine Project	14-30
Table 14-20:	M & I Classification Strategy – Topia Mine Project	14-31
Table 14-21:	Measured Mineral Resources – Topia Mine Project	14-32
Table 14-22:	Indicated Mineral Resources – Topia Mine Project	14-34
Table 14-23:	Measured plus Indicated Mineral Resources - Topia Mine Project	14-36
Table 14-24:	Inferred Mineral Resources – Topia Mine Project	14-38
Table 16-1:	Topia Mine Production, Expected Mine Life, and Dilution	16-3
Table 16-2:	Topia Production Figures – Great Panther Silver Limited - Topia Mine	16-5
Table 21-1:	2013 (January through December) Cost Report for Topia Mine	21-1
Table 25-1:	Mineral Resources – Topia Mine Project	25-1
Table 26-1:	Exploration Budget 2014 – Topia Project	26-1

F I G U R E S

Figure 4-1:	Location Map, Topia Mine Area	4-4
Figure 4-2:	Mineral Claims Map, Topia Mine	4-5
Figure 5-1:	Detailed Location Map of Topia Mine	5-2
Figure 7-1:	Regional Geology Map	7-2
Figure 7-2:	Property Geology Map	7-4
Figure 7-3 & Figure 7-4: Detail Property Geology Maps		7-5
Figure 10-1:	Topia Mine Drill Hole Location Plan Map	10-3
Figure 10-2:	Cross Section of the Argentina vein, Argentina Mine	10-4
Figure 10-3:	Cross Section of the El Rosario vein, El Rosario Mine.	10-5
Figure 10-4:	Cross Section of the Las Higueras, Oxi, Oxidada, San Gregorio, and San Pablo veins, Durangueno Mine	10-6
Figure 10-5:	Cross Section of the La Prieta vein, La Prieta Mine	10-7
Figure 10-6:	Cross Section of the Recompensa and Oliva veins, Recompensa Mine.	10-8
Figure 10-7:	Cross Section of the La Dura South, Intermediate, and La Dura North veins, 1522 Mine	10-9

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 17-1:	Process Flow Sheet, Topia Mine Metallurgical Plant	17-2
Figure 18-1	Topia Mine Infrastructure	18-2

G L O S S A R Y

UNITS OF MEASURE

Centimetre	cm
Grams per tonne	g/t
Hectare	ha
Kilotonnes	kt
Kilometre	km
Metres above sea level	masl
Metre	m
Millimetres	mm
Million tonnes	Mt
Million	M
Ounce	oz
Parts per million	ppm
Tonne	t
Tonnes per cubic metre	t/m3
Tonnes per day	tpd

A B B R E V I A T I O N S A N D A C R O N Y M S

Atomic Absorption Spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gold Equivalent	AuEq
Gold	Au
Great Panther Silver Limited	GPR
Inverse Distance Cubed	ID3
Inverse Distance Squared	ID2
Instituto Nacional de Estadistica y Geografia	INEGI
MFW Geoscience Inc.	MFW
Minera Mexicana El Rosario, S.A. de C.V	MMR
Minera Villa Seca S.A. de C.V.	MVS
National Instrument NI 43-101	NI 43-101
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Silver Equivalent	AgEq
Silver	Ag
Specific Gravity	SG
Standard Deviation	Std Dev

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

1.0	SUMMARY

The purpose of this Technical Report is to support GPR’s public disclosure related to the ongoing Topia mining and milling operations. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). Octree Consulting Pty Ltd was retained by Great Panther Silver Limited (GPR) to prepare an estimate of Mineral Resources report on the Topia property (the Property), in Durango State, Mexico.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a junior silver producing company with operating silver mines in Mexico. In addition to the Topia Property, GPR owns and operates the Guanajuato silver mine and mill complex located in Guanajuato, Mexico.

The Property encompasses several small underground silver-gold-lead-zinc mines along with a 275tpd processing plant located in and around the town of Topia, Mexico. The deposits in the Topia area have been mined intermittently since the 16th century. GPR purchased the property in 2005, refurbished and re-commissioned the mill, rehabilitated underground workings, and resumed operations. GPR has carried out exploration and continues to explore the property. During 2013 the mill was operating seven days per week at a rate of 210 tonnes per day (tpd), treating ores from GPR’s mines as well as from other independent operators.

Currently, the major assets and facilities associated with the Property are:

•

Measured and Indicated Mineral Resources estimated to contain 198,000 kt at 844 g/t Ag, 1.71 g/t Au, 6.16% Pb, and 4.82% Zn plus Inferred Mineral Resources estimated to contain 209.5 kt at 863 g/t Ag, 1.68 g/t Au, 5.37% Pb, and 4.54% Zn.

•	An underground mining operation producing approximately 210 tpd from up to eleven mines on 28 separate veins using conventional and mechanized mining methods, including resuing.

•	A flotation concentrator which was operating at an average rate of approximately 210 tpd to produce two separate concentrates, a silver-rich lead concentrate and a zinc concentrate.

•	Plant metallurgical performance were steady in 2013 with metal recoveries of 90.2% for silver, 57.0% for gold, 93.3% for lead, and 91.6% for zinc.

•	A on-site laboratory which processes 25-30 samples / day for gold, silver, lead, zinc, copper, and iron.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	Extensive underground workings including adits for access, as well as raises, sub- levels, and ramps.

1.1	Conclusions

The Mineral Resource estimate for the Topia Property was completed by Linda C Sprigg of Octree Consulting Pty Ltd and is summarized below in Table 1-1.

Table 1-1:      Mineral Resources – Topia Project

Class	Tonnage	Ag	Au	Pb	Zn
	(kt)	(g/t)	(g/t)	(%)	(%)
Measured	71.0	911	1.7	6.91	5.42
Indicated	127.0	807	1.72	5.75	4.48
M&I	198.0	844	1.71	6.16	4.82
Inferred	209.5	863	1.68	5.37	4.54

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.
6.	Totals may not agree due to rounding.

Table 1-2 below shows the veins which are covered by the current Mineral Resource estimate:

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 1-2:      Topia Veins – Topia Project

Area	Vein
Hormiguera	San Jorge
San Miguel
Hormiguera
Argentina	Argentina Central
Argentina East
Santa Cruz
Argentina West
Don Benito	La Dura North
La Dura South
La Dura West
La Dura Int
La Dura SN
La Dura SS
El Rosario	El Rosario
El Rosario FW
El Rosario HW
Durangueno	San Gregorio
Oxi
Oxidata
La Higuera
San Pablo
SG North Loop
LH North Loop
La Prieta	La Prieta
La Prieta 2
La Prieta 3
La Prieta 4
La Prieta 5
Recompensa	Recompensa
Recompensa HW
Oliva

As a result of the completion 2013 Topia Mineral Resource estimation, the following conclusions have been made:

•	The sampling conducted by GPR is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

•	Diamond drilling, logging, and core handling is being carried out in a reasonable fashion, consistent with industry best practice.

•

Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal QA/QC protocols and comparison with an external laboratory.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•

The most recent independent audit of the laboratory conducted in January 2013 (Johnson, 2013) reported acceptable practices. Concern was expressed however regarding the original-duplicate assay result comparisons which appeared to show better correlation than expected. An improvement in fire assay methodology was noted as compared with previous audits.

•

The sample database contains several small low-consequence errors. A greater focus on validation of data is necessary in future. This was also noted during the previous Mineral Resource estimate (RPA, 2013).

•	The zinc grade estimates for some areas of Argentina are based on assigned composite grade average rather than interpolation owing to a lack of assay data.

•

Revisions to the top cuts and to the dilution allowance in the NSR calculations have been made based on reconciliation outcomes, known geological conditions and mining methods. Various dilution allowances were made for each area based upon a combination of all or some of these considerations. In some cases, the allowance for dilution was increased as compared with the 2012 estimate and in other cases, dilution was reduced.

•

For measured plus indicated, there is a 27% increase in tonnes, a 33% increase in contained silver, 48% increase in contained gold, 21% increase in contained lead and 43% increase in contained zinc as compared with the previous year's estimate. For inferred, decreases of 23% in tonnes, 21% in contained silver, 28% in contained lead, and 11% in contained zinc as well as an increase of 61% in contained gold were reported. Factors affecting the change in the resource are suggested to be related to:

—	3D as opposed to 2D model construction;
—	Revision and application of different assay caps;
—	Changes to NSR calculation (including metal price changes);
—	Inclusion of some veins not previously incorporated in the 2012 estimate;
—	Exclusion of some veins previously incorporated in the 2012 estimate;
—	Expansion of existing zones in areas where new data collection has taken place; and
—	Depletion of some areas due to mining.

•	There is potential for discovery of additional Mineral Resources at Topia through exploration and development.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

1.2	Recommendations

Recommendations are that:

•

Routine independent laboratory audits should continue. GPR's own QAQC monitoring should also continue to ensure that any identified issues are followed up as real-time as possible to prevent undetected long-term assaying problems.

•	Better validation measures should be taken to ensure the database is as error-free as possible.

•	Results below detection limit should not be stored as '0'. A suggested alternative is to store these as half the detection limit, or to use an acronym indicating below detection values.

•	A reasonable minimum sample width for the channels should be established and maintained.

•

Exploration and development should continue in order to continue to add to the resource base. GPR plans to complete 2,500 m of underground diamond drilling at Topia in 2014. See Table 1-3 below for proposed budget details:

Table 1-3:      Exploration Budget 2014 – Topia Project

		Amount
Budget Item	Details	(US$)

Drilling	2,500 m @ $100/m	$250,000

Geology	$15,000 / mo @ 12 months	$180,000

Assays	700 @ $15 ea	$10,500

Supervision		$10,000

Subtotal		$450,500

Contingency (15%)		$68,600

Total		$519,100

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

It is the opinion of the Qualified Persons and authors of this report that all data used in the generation of the Mineral Resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

It is recommended that GPR continues mining operations at the Topia Mine veins, and that it proceeds with exploration activities in current and other prospective areas to extend the mine life. The 2014 drilling budget of GPR of 2,500m is sufficient to this end, and on an annual basis.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

2.0	INTRODUCTION

Robert Brown, P. Eng., Qualified Person (QP) and Vice President Exploration of Great Panther Silver Limited (GPR), and Linda Sprigg, RPGeo AIG, QP and Independent Mineral Resource Geologist for Octree Consulting Pty Ltd, prepared the Mineral Resource Estimate and completed the Technical Report on the Topia property (the Property), near Topia, Durango, Mexico. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as GPR is a producer issuer in accordance with TSX/BC securities regulations the mineral resource estimates for this deposit was partially completed by company personnel.

Robert F. Brown has visited the Topia Mine on a regular basis from early 2005, including a trip from November 22nd to 25th, 2013. The property visit consisted of underground inspections of new development faces, active stopes, underground drill sites, underground core logs and core review, and a complete review of all assay level plan from all the active mines. This particular visit included visits to the Hormiguera, Argentina, El Rosario, La Prieta, Recompensa, and Durangueno Mines with the mine geologist. As well conversations are held with the laboratory manager and mine manager regarding current issues. Linda Sprigg has not visited the Topia Mine property, and was not available during the November 22-25, 2013 R.F. Brown visit, as she was pregnant.

In writing this report, the authors had access to GPR information in the form of technical reports, production records, financial reports, land tenure documents, drawings, assays, and drilling data.

Discussions were held with personnel from GPR:

•	Javier M. Ramirez, Topia General Manager

•	Pedro Reyna Luna, Mine Superintendent

•	Claudio Santiago Canseco, Topia Chief Mine Geologist

•	Ramon Roberto Cruz Felix, Topia Laboratory Manager

•	Ernesto Torres, Chief Metallurgist

•	Jorge Ortega, GPR Exploration Manager – Mexico

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27, References.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Robert Brown was responsible for all sections of this report, excepting Sections 12 and 14 which were completed entirely by Linda Sprigg and Sections 25, 26, 27, 28 which were jointly completed.

GPR is a Canadian-based mining and exploration company active in Mexico. The company has two mining and processing operations, the Topia silver-gold-lead-zinc property in west-central Durango State and the Guanajuato silver-gold mine in Guanajuato State. GPR also has the El Horcon gold-silver-lead-zinc project in Jalisco State and the Santa Rosa silver-gold project in Guanajuato State. Total 2013 metal production from GPR’s operations was 1,711,215 oz Ag, 15,714 oz Au, 1,116 t Pb, and 1,673 t Zn (Company news release January 14, 2014). The Topia operation is the subject of this report.

The Topia mine and mill complex comprises several small-scale operating mines along with a conventional flotation concentrator. Mining in the district dates back to the early 16th century. GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold, silver, lead and zinc. Mineralization occurs in narrow, near-vertical fissure veins, and comprises lead and zinc sulphides with accessory pyrite, in a gangue of predominately quartz, carbonates, and barite. In 2013, Topia produced 631,235 oz Ag, 651 oz Au, 2.46 million pounds Pb and 3.69 million pounds Zn.

Ore is milled from several localities within GPR’s holdings in the area, as well as on a toll basis for an independent local operator. At the time of the visit to the operations, the plant was running at a rate of 210 tpd. Mining is by conventional and mechanized cut and fill methods, and includes resuing in narrow sections. Ore is often hand-sorted before shipment to the mill.

Currently, the major assets and facilities associated with the Topia operation are:

•	Silver-gold-lead-zinc deposits within the known vein systems.

•

The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine workings and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings, and dry facilities.

•	Facilities providing basic infrastructure to the mine, including electric power from the national power grid, heat, water supply from artesian springs, and sewage treatment.

•	A on-site laboratory which processes 25-30 samples / day for gold, silver, lead, zinc, copper, and iron.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	Underground infrastructure including drifts, sub-levels, ramps, raises, and mobile equipment fleet.

•	Access by roads to the mill and tailings facility.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

3.0	RELIANCE ON OTHER EXPERTS

Robert F. Brown, P. Eng., Q.P., and V.P. Exploration for GPR, and Linda Sprigg, RPGeo AIG, Q.P., and Independent Mineral Resource Geologist with Octree Consulting Pty Ltd carried out report on the Topia Mine.

For the purpose of this report, the author has researched property title or mineral rights for the Topia property and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited). The authors also confirm that bi-annual taxes and annual assessment filing are in order and have been paid.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

The property is situated in and surrounding the town of Topia, Durango State, México approximately 235 km northwest of Durango, and 100 km northeast of Culiacán (Figure 4-1). The property encompasses 53 contiguous concessions that cover approximately 6,258 ha in area (Figure 4-2). The Topia mill and office complex is located at approximately 25° 12' 54" n latitude and 106° 34' 20" w longitude.

GPR holds a 100% interest in the property through its wholly owned Mexican subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (MMR). The concessions that comprise the GPR holdings at Topia are shown in Figure 4-2 and a list of the tenures is provided in Table 4-1. In February of 2005, GPR exercised its option to acquire a 100% interest in the Topia exploitation concessions. Upon signing of the formal purchase agreement on June 30, 2005, GPR made payments totalling approximately US$540,000 to the vendor and to two divisions of Peñoles, these latter payments being part of the assumed debt. A further payment of US$300,000 was made to the vendor in August of 2006 and regular payments are made to Peñoles with each shipment of concentrate in order to pay down the debt. The balance (approximately US$1 million) of the US$2.65 million purchase price was paid out of the proceeds of production. In addition to the claims, the option to purchase agreement included the mill, buildings, offices, houses, and workers quarters as well as some underground mining equipment and surface vehicles. There is no underlying royalty on the property.

Environmental protection regulations in México are described as similar to those in North America. Permits are required for new mine operations, specifically, in order to operate a concentration plant as well as for the hydraulic discharge of tailings and changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

All permits are in place for the Topia mine operation including the environmental, tailings, and explosives permits.

Table 4-1:      List of Topia Mine Mineral Claim Tenures

Mineral Title Name	Title #	Size (ha)	Expiry Date
UNIFICACION AMP EL SALTO	184675	2.496	9 de noviembre de 2039
LA ABUNDANCIA	163048	40	15 de agosto de 2028
EL SOCORRO	166904	30	24 de julio de 2030
TOPIA UNO	176292	220.3144	25 de agosto de 2035
LA ESPERANZA	177243	182.3215	16 de marzo de 2036
AMP LA ABUNDANCIA	178635	95	10 de agosto de 1936

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

LA CONCHA Y ANEXAS	180781	13.9913	14 de julio de 2037
EL CANGURO	180782	64	14 de julio de 2037
AMPLIACION OLIVA	180784	22.7349	14 de julio de 2037
DON RAFAEL	180785	100.5081	14 de julio de 2037
DON EDUARDO	180788	28.0084	14 de julio de 2037
AUSTRALIA	180789	50	14 de julio de 2037
EL DURANGUEÑO	180790	50	14 de julio de 2037
SAN ANDRES	180791	10	14 de julio de 2037
NVA. ARGENTINA Y CARRIZO	180792	30	14 de julio de 2037
AMP EL CARMEN	180793	15.0711	14 de julio de 2037
LA DURA Y ANEXAS	180794	23.7507	14 de julio de 2037
OCCIDENTAL ESTE	180795	10	14 de julio de 2037
SALTAN RANAS	180796	14	14 de julio de 2037
ZONA BUENA	180797	2.9347	14 de julio de 2037
AMP EL JARILLAL	180798	32.08	14 de julio de 2037
DON ENRIQUE	180799	44.49	14 de julio de 2037
EL JARILLAL	180800	18.521	14 de julio de 2037
UNION DEL PUEBLO	181012	6	13 de agosto de 2037
AMP LAS ANIMAS	181013	4.8909	13 de agosto de 2037
LA COLORADA	181014	3.4894	13 de agosto de 2037
EL VASCO	181015	36.7721	13 de agosto de 2037
LA JICARA	181016	51.6279	13 de agosto de 2037
ARGENTINA NORTE	181017	14	13 de agosto de 2037
AMP LA MARQUESA	181018	30.6947	13 de agosto de 2037
SOCAVON VICTORIAS	181019	7.1343	13 de agosto de 2037
CANTA RANAS	181020	18.8668	13 de agosto de 2037
PROSPERIDAD	181162	21.918	8 de septiembre de 2037
SANTA BIBIANA	181163	5	8 de septiembre de 2037
C.E. SCHAUFFLER PONIENTE	181164	6	8 de septiembre de 2037
JULIAN RIVERA	181165	7.9629	8 de septiembre de 2037
EL CARMEN	181166	8.471	8 de septiembre de 2037
ANIMAS	181167	8	8 de septiembre de 2037
VALENCIA Y OLIVA	181168	11	8 de septiembre de 2037
LA ARGENTINA	181169	19.1912	8 de septiembre de 2037
SANTO NIÑO	185869	7.0224	13 de diciembre de 2039
LA ABUNDANCIA SEIS	188602	62.3293	27 de noviembre de 2040

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

TOPIA II	222533	4826.2686	20 de julio de 2054
TOPIA II FRACC 1	222534	0.6584	20 de julio de 2054
TOPIA II FRACC 2	222535	2	20 de julio de 2054
TOPIA II FRACC 3	222536	0.0897	20 de julio de 2054
TOPIA II FRACC 4	222537	6.5249	20 de julio de 2054
TOPIA II FRACC 5	222538	0.0126	20 de julio de 2054
TOPIA II FRACC 6	222539	0.042	20 de julio de 2054
TOPIA II FRACC 7	222540	3.7804	20 de julio de 2054
TOPIA II FRACC 8	222541	2.4102	20 de julio de 2054
TOPIA II FRACC 9	222542	0.2703	20 de julio de 2054
TOPIA II FRACC 10	222543	0.1723	20 de julio de 2054
TOPIA II FRACC 11	222544	0.9657	20 de julio de 2054
TOPIA II FRACC 12	222545	0.4743	20 de julio de 2054
TOPIA II FRACC 13	222546	0.4585	20 de julio de 2054
ARCO IRIS	214597	100.442	1 de octubre de 2051
LA CUÑITA	232175	216.8542	1 de julio de 2058
LA PRIETA	154137	94.0873	25 de enero de 2021
		6686.1044

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 4-1:      Location Map, Topia Mine Area

May 2014	Page 4-4

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 4-2:      Mineral Claims Map, Topia Mine

222533
177243
Topia Plant
1,790,000mN
1,785,000mN
154157
LEGEND
GPR Claims
Other Claims
Mineralized Vein, defined
Mineralized vein, projected
0 500 1000
metres
GREAT PANTHER SILVER LTD.
TOPIA MINE
Durango State, Mexico
Property Tenures
Date Nov 2013
Scale as shown
Figure 4.2

May 2014	Page 4-5

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

Topia is situated in the Sierra Madre Mountains in the State of Durango, Mexico. Ground access is via 350 km of paved and gravel road from the city of Durango. Travel is north from Durango via Highway 23 to Santiago Papasquiaro, and west to Topia. Total travel time is reported to be eight hours. Small aircraft flights from Culiacán and Durango service the town of Topia on a daily basis (see Figure 5-1).

5.2	Climate

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 mm to 500 mm of rain may fall. The annual mean temperature is 16.8°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3	Local Resources

Topia is a relatively small town of approximately 3,500 people, although many have worked in the mines and there is a good local source of labour. The town is serviced by road, air service, power grid, and telephone. There are restaurants, hotels, and medical services but no bank or ATM’s. GPR maintains a satellite telecommunication system for telephone and internet. Water is available from numerous springs, streams, and adits.

5.4	Infrastructure

The surface and underground infrastructure at the Topia Mine includes the following:

•	Extensive underground workings.
•	Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels and ramps.
•	Mine ventilation, dewatering, and compressed air facilities.
•	Conventional and mechanized underground mining equipment.
•	Mine, geology, processing, and administrative offices.
•	A nominal 275 tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•	A tailings storage facility.
•	Connection to the national grid for the supply of electric power.

5.5	Physiography

The Topia area lies within the Sierra Madre Occidental, in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600MASL up to over 2,000MASL.

Vegetation consists of thickly inter-grown bush, comprising mesquite, prickly pear, napal, and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry and agriculture.

Figure 5-1:      Detailed Location Map of Topia Mine

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

6.0	HISTORY

The following was taken from a technical report by Orequest, dated November 2003.

Mining in the region pre-dates European colonization, and was first reported in the Topia area in 1538. Orequest (2003) reports that the Spanish first visited the area in 1569, although the website http://www.e-local.gob.mx states that explorers had visited as early as 1532. The first mineral concessions were granted at Topia in the early 1600’s. The village was twice destroyed by attacks from indigenous tribes; in 1616 by the Tepahuanos and again in 1776 by the Cocoyames.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million (Loucks, 1988; quoted by Orequest, 2003). This is estimated to have been the equivalent of between 15 and 30 million oz silver.

Compania Minera Peñoles, S.A. (Peñoles) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were shut down due to low metal prices and labour difficulties. Mario Macias, then the mine manager for Peñoles, acquired the Topia property and formed Compania Minera de Canelas y Topia to carry on operations. Production for the period 1952 to 1999 totalled 15.4 million oz of silver and 18,500 oz of gold.

The Topia Mine was recently put back into production after a six year hiatus. Up until mid-March 2005, the mill was operating at roughly 25% capacity (50 tpd), processing ore grading 710 g/t silver, 5.5% lead, and 6.0% zinc from three levels of the 1522 area of the mine. During the second half of 2005, GPR re-furbished and re-commissioned the mill and has gradually increased the throughput at the plant to the current 275 tpd. Production from the Topia Mines (not including 3rd party tolling) in 2013 graded 353g/t Ag, 0.57g/t Au, 1.95% Pb, and 2.94% Zn from 62,063 tonnes milled. During 2005 and up to present, many of the Property mines have been rehabilitated to re-access the Argentina, La Dura, Don Benito, El Rosario, San Gregorio, San Miguel, San Jorge, La Prieta, Cantarranas, Animas, Oliva, Las Higueras, San Pablo, Oxi, Oxidada, and Recompensa veins; and re-sampling parts of various veins as part of a due diligence effort regarding confirming sampling carried out by Peñoles. This re-sampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Since 2006, underground exploration and production channel samples have been collected by GPR from all stopes and development drifts. This work includes much new development along the San Gregorio, El Rosario, Cantarranas, Don Benito, Las Higueras, San Pablo, Oxi, Oxidada, La Prieta, and Recompensa veins. Exploration diamond drilling programs have targeted the various vein structures. This exploration and development work forms the foundation for the resource estimate presented in this report.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

In late 2013 the Topia Mine operation access veins through 11 separate mines accessing 29 veins and vein splays.

Table 6-1:      Topia Production Figures – Great Panther Silver Limited - Topia Mine

Year	Tonnes	Silver Oz	Gold Oz	Lead Tonnes	Zinc Tonnes
	22,445
2006**		208,004	406	627	742
	33,605
2007		279,441	643	735	847
	35,318
2008		366,199	812	876	1,074
	30,045
2009		437,079	403	871	1,057
	38,281
2010		515,101	597	1,092	1,358
	46,968
2011		535,881	500	941	1,315
	56,098
2012		555,710	573	962	1,477
	62,063
2013		631,235	651	1,116	1,673
	324,823
Total		3,528,650	4,585	7,220	9,543

*	Tonnes produced to GPR account, not including tolled ore.
**	Production re-started by GPR in December 2005.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest- trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21° N latitude (see Figure #7-1). The belt measures roughly 1,200 km long by 200 km to 300 km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs in the order of one kilometre thickness. Later Basin and Range extensional tectonism related to the opening of the Gulf of California has resulted in block faulting, uplift, and erosion. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 7-1:      Regional Geology Map

GREAT PANTHER SILVER LTD.
TOPIA MINE
Regional Geology
Apr. 2014
as shown
7.1
Legend:
Tr Rhyolite, Breccia, Ignimbrite
Tqm Quartz Monzonite Granodiorite
Ta Andesite and Dacite
Ps Sandstone, Volcano Sediments
Geological Contact
Mine or Prospect
Town or Village
Road
Boundary
N
0 5 10 15 20
Kilometres
GUANACEVI
RANCHO NUEVO
Rio Las Vueltas
Rio Del Valle
Rio Humaya
SIANORI
SAN BERNABE
TOPIA
TOPIA
CANELAS
Tr
Ta
Igi
Ps

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

7.2	Local and Property Geology

The Topia area is underlain by a kilometer-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics (see Figure 7-1). The andesitic rocks are described as dark purple-grey augite andesite tuffs, agglomerates and flows, striking southeast and dipping at 25° to the south west. This sequence has been divided into three members, which are, from oldest to youngest, the Santa Ana, El Carmen and Los Hornos (Figure 7-1). Unconformably overlying these rocks is a 600 m thick carapace of flat-lying rhyolite flows and ignimbrites. These felsic rocks form high cliffs to the north of the town of Topia.

A granodiorite stock of Eocene age is exposed 5 km southwest of Topia. It is accompanied by a propylitic aureole extending outwards for a distance of 4 km, however, it is not considered to be related to the mineralization in the region. A smaller quartz monzonite intrusive body, measuring 50 m by 100 m, is situated near the Animas vein. This body is hypothesized to be related to a larger, deeper intrusion that is responsible for the epithermal mineralization.

The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one which strikes 320° to 340° and dips northeast, the other striking 50° to 70° and dipping steeply southeast to vertically (Figure 7-1 and Figure 7-2). The northeast-trending faults are the principal host structures for precious and base metal mineralization. The north-northwest- striking faults are observed to disrupt the vein-bearing structures and are sometimes host to post-ore diabase and rhyolite dikes. These dikes are thought to be feeders to the overlying rhyolitic units.

The mineral deposits in the Topia camp are hosted in steeply-dipping east-northeast- striking fault zones (Figure 7-2). These fault zones are typically narrow, ranging in width from cm- to decimeter-scale. The widest faults are in the Argentina system, where they are observed to be up to three metres wide and accompanied by gouge and intense clay alteration. They are broadly curvi-planar in shape both along strike and down dip, but more or less straight over short, stope-length distances.

Displacements across these structures are thought by mine geologists to be in the order of 50 m to 100 m, in a normal sense, with some rotational component. The faults branch and anastomose in a classic brittle fracture pattern commonly seen in narrow vein settings. Ore shoots pinch and swell along the trends, but the host structures themselves are observed to be very continuous. The main structures have been traced for as long as four kilometers.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The principal vein systems, from north to south, are the Argentina, Cantarranas / San Jorge / San Miguel, Madre, Don Benito / La Dura, El Ochenta, Animas, Recompensa / Oliva, Las Higueras, Oxi, Oxidada, San Gregorio, San Pablo, El Rosario and La Prieta (Figure 7-2). GPR is currently or has recently carried out exploration and development work or is mining on most of these structures.

Figure 7-2:      Property Geology Map

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 7-3 & Figure 7-4:      Detail Property Geology Maps

TQa
Td
Tkht
MADRE
CANTARRANAS
DON BENITO NORTH SPLAY
DON BENITO NORTH
INTERMEDIATE
DON BENITO SOUTH
LA DURA
200 metres
Tkh
DON BENITO WEST
DON BENITO SOUTH SPLAY
LA DURA
TERROR
ANIMAS
Tks
GEOLOGICAL LEGEND
MIOCENE TO RECENT
TQa Alluvium
Tr Rhyolite
EOCENE TO OLIGOCENE
Trd Rhyolite Dykes
Td Diabase Dykes
LATE CRETACEOUS TO EARLY TERTIARY TUFFS & FLOWS
Tkht Tkh Hornos Member
Tkct Tkc El Carmen Member
Tkst Tks Santa Ana Member
Fault
Mineralized Vein, defined
Mineralized vein, projected
Not part of Topia Claim
GREAT PANTHER SILVER LTD.
TOPIA MINE
Property Geology
Don Benito Detail
Date Apr 2014
Scale as shown
Figure 7.3

MOLINOS
Tks
SANTA ANA
LA HIGUERA
OXI
OXIDATA
SAN GREGORIO
EL ROSARIO
SAN GREGORIO
Tkst
TQa
200 metres
SAN PABLO
VICTORIA
SAN GREGORIO
Tkst
EL ROSARIO FW
GEOLOGICAL LEGEND
MIOCENE TO RECENT
TQa Alluvium
Tr Rhyolite
EOCENE TO OLIGOCENE
Trd Rhyolite Dykes
Td Diabase Dykes
LATE CRETACEOUS TO EARLY TERTIARY TUFFS & FLOWS
Tkht Tkh Hornos Member
Tkct Tkc El Carmen Member
Tkst Tks Santa Ana Member
Fault
Mineralized Vein, defined
Mineralized vein, projected
Not part of Topia Claim
GREAT PANTHER SILVER LTD.
TOPIA MINE
Property Geology
Durangueño Detail
Date Apr 2014
Scale as shown
Figure 7.4

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

7.3	Mineralization

Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products. Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. No definitive metal zoning has been discerned but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few centimetres to three metres. They are very continuous along strike, with the main veins extending more than 4 km. The Madre vein has been mined for 3.5 km and the Cantarranas vein for 2.4 km. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

8.0	DEPOSIT TYPE

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults cutting andesitic flows, breccias, and pyroclastics. Deposits are usually characterized by multiple veins in areas measuring 10 to 15 km2 with individual veins generally less than 2 m in thickness but up to 3-4 km in length.

Epithermal systems, as the name suggests, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres. These deposits are commonly formed during the later stages of igneous events and are derived from hydrothermal activity generated from intrusive bodies. Typically, epithermal vein mineralization is initiated several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems and a few million years after the intrusion of the closely associated plutonic rocks. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. Mineralization at Topia is reported to occur within a zone spanning 200 m to 300 m in elevation, which is consistent with the epithermal model. MMR geologists have, in many instances, been able to define the lower limit of mineralization, and this has been applied as a primary constraint to the Mineral Resources estimate.

The silver to gold ratio in these deposits is generally more than 300:1 and production from these deposit types averages about 500 g/t silver.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

9.0	EXPLORATION

Exploration work carried out Topia by GPR (operating as MMR) has comprised diamond drilling, chip sampling, mapping and underground development. Prior to exercising their option in 2005, GPR conducted a surface diamond drill program consisting of 7,437 m in 30 NQ-size (4.76 cm) holes. The program was carried out on five localities: Las Trancas (on the Cantarranas vein), Don Benito, Hormiguera, Argentina, and El Rosario (Figure 10-1). Additional details on the drilling programs are provided in Section 10 of this report.

MMR carried out refurbishment and sampling of underground drifts through 2005 and 2006. A total of 779 samples were taken from the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins. The sampling was successful in confirming earlier sampling work carried out by Peñoles prior to GPR acquiring the property.

In 2007, surface and underground drilling was conducted at Madre, Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, and Recompensa. Total drilling was reportedly 7,422 m of NQ core in 33 holes. Underground drift development was carried out on Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, Recompensa, and San Gregorio.

Drilling and underground development continued throughout 2008, with the completion of 80 m of drifting at San Gregorio and 55 m at El Rosario. MMR also conducted development along the Argentina vein, ramping down from the 1 level to the 2 level, and driving along the vein for approximately 200 m westward to the Victoria fault (western limit of mineralization). According to GPR, drilling in 2008 totalled 3,586.9 m of NQ and A core in 35 holes.

Drift, sub-level, and raise development was carried out at San Gregorio, El Rosario, and Don Benito in 2009. Diamond drilling was conducted from surface and underground at Don Benito, Hormiguera, San Gregorio, and Recompensa. Forty-eight NQ and A core diamond holes totalling 3,825.9 m were drilled.

For 2010, GPR drilled 8,992.1m from surface to test the extent of the known veins at Recompensa, Cantarranas, La Prieta, Madre, San Gregorio, and El Rosario.

The surface drill program for 2011 (1,759m) started late in the year and ended in mid- 2012 (5,499.4m). The drilling was focused on expanding the El Rosario mineral resource to the west, filling in the various Durangueno Mine area veins (Higueras, Oxi, Oxidada, San Gregorio, and San Pablo), as well as some drilling at Recompensa and Argentina.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The underground drilling from 2006 to 2013 has always focused on short term production oriented issues in all the mining areas at Topia. Typically these include fault offsets, but as well include better understand multiple splays from the primary veins, and better understanding grade / width of veins before exploitation.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

10.0	DRILLING

As previously stated in Section 9 of this report, GPR has been diamond drilling more or less continuously at Topia since 2004. Table 10-1 summarizes the drilling completed up to the close of the database on November 30, 2013. Drill-hole target areas are shown in Figure 10-1.

Table 10-1: Diamond Drilling - Great Panther Silver Limited - Topia Mine

Year	# Surface Holes	Metres	# Underground Holes	Metres
2004	30	7,437.30	0	0
2005	0	0	0	0
2006	4	649	10	637.3
2007	34	7,887.1	6	406.5
2008	7	2,234.5	28	1,352.4
2009	23	2,680.5	25	1,145.4
2010	58	8,992.1	51	2,420.4
2011	10	1,759.0	59	2,767.0
2012	40	5,499.4	66	2,565.0
2013	0	0	43	2,162.0
Totals	206	37,138.9	288	13,456.0

Drill programs were planned and supervised by personnel employed by GPR, its subsidiaries and/or contractors. The surface drilling programs conducted from 2004 to 2009 were carried out under contract by BDW Drilling of Guadalajara, Mexico. The 2010 surface drilling was carried out by HD Drilling of San Luis de Potosi, Mexico. The 2011 / 12 program was carried out by Major Drilling of Hermosillo, Sonora. Underground drill programs were carried out by Topia mine drillers. Core logging and collar surveys were carried out by GPR personnel, as well. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 cm dia.) and reduced to NQ. Underground drill holes are A core size. In 2013 one underground HQ drainage hole was completed at the Argentina Mine by Servicios Drilling of Mexico.

Drill-hole locations and collar orientations were established by the project geologists and surveyors. Down-hole surveys were initially conducted using a Tropari instrument but more recently, a Flexit has been used. The present standard is for down-hole surveys to be taken every 50 m. It should be noted that for some of the earlier holes (2004), the spacing between surveys was significantly broader, and in some cases, only the collar and toe of the holes were surveyed.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The protocol for core handling and logging is as follows:

•	Core is delivered to the core shack daily.

•	Core boxes are laid out, labelled with from and to distances, and footage measurements are checked and converted to metres.

•	Geotechnical logging of RQD and recovery is carried out.

•	Core is logged for lithology and marked for sampling.

•	Samples are split using a rock saw and the remaining core is stored for future reference.

Logs, sample intervals, and surveys were entered into a DataShed database using a LogChief logger. The database is managed and validated by GPR mine staff, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to GPR employees or contractors. The core shack and sampling facility are considered it to be adequately equipped and reasonably secure. Core recovery in those sections reviewed by the author appeared to be good, and the sampling looked to have been done correctly.

A drill-hole location plan map current as at the end of November 2013 is presented as Figure 10-1.

Sections showing the steep southerly dip of the various veins are referenced on Figure 10-1 and shown as Figure 10-2 to Figure 10-6. Figure 10-2 shows underground development, surface and underground drilling, on the Argentina vein (in production Argentina Mine). Figure 10-3 shows underground development, surface and underground drilling on the El Rosario vein (in production El Rosario Mine). Figure 10-4 shows the underground development, surface and underground drilling, on conjugate veins of Las Higueras, Oxi, Oxidada, San Gregorio, and San Pablo all being exploited in the Durangueno Mine. Figure 10-5 shows underground development, surface and underground drilling at La Prieta vein (in production La Prieta Mine). Figure 10-6 shows underground development, surface and underground drilling along the Recompensa and Oliva veins (both in production at the Recompensa Mine). Lastly, Figure 10-7 shows underground development, underground drilling along the La Dura South, Intermediate, and North veins (all in production at the 1522 Mine).

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-1:      Topia Mine Drill Hole Location Plan Map

ARGENTINA
SANTA CRUZ
CANTARRANAS
SAN MIGUEL
Hormiguera
Argentina
San Miguel
see Fig 10.2
Topia
mill site
Victoria
Carrizo
Topia
townsite
El Ochento
MADRE
Madrid
Terror
MADRE
Madre 1522
ANIMAS
OLIVA
Oliva
DON BENITO
see Fig 10.7
CANTARRANAS
HIPOLITO
LA DURA
ANIMAS
OLIVA
RECOMPENSA
Recompensa
see Fig 10.6
Tarahce
Quebrada
San Gregorio
see Fig 10.4
see Fig 10.3
El Rosario
Nuevo
LAS HIGUERAS
Durangueño
SAN GREGORIO
EL ROSARIO
AUSTRALIA
LEGEND
Drill hole
Underground workings
Faults
Major vein
Active work area (Nov 2013)
Section line
500 metres
see Fig 10.5
LA PRIETA
EL DESIERTO
La Prieta
GREAT PANTHER SILVER LTD.
TOPIA MINE
Plan Map with Drilling
10.1

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-2:      Cross Section of the Argentina vein, Argentina Mine

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-3:      Cross Section of the El Rosario vein, El Rosario Mine.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-4:      Cross Section of the Las Higueras, Oxi, Oxidada, San Gregorio, and San Pablo veins, Durangueno Mine.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-5:      Cross Section of the La Prieta vein, La Prieta Mine.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-6:      Cross Section of the Recompensa and Oliva veins, Recompensa Mine.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 10-7:      Cross Section of the La Dura South, Intermediate, and La Dura North veins, 1522 Mine.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sample Preparation

Sampling comprises both diamond drill and channel samples. Of these, the channels are most important for estimation of Mineral Resources due primarily to the total volume of samples and their spacing. The drill samples are too broadly spaced to provide reliable grade estimates for the veins. They are, however, very important in locating and projecting the veins, particularly in faulted areas. Drill-holes provide a reliable indication of the vein locations, but drifting and raising on vein is required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was done either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths is that they are to be no longer than two metres, however, it should be that there were several samples in the database that were longer than that limit. It was also noted that there were a number of samples with recorded widths down to a centimeter. The sampling protocols should also include a minimum width constraint that reasonably reflects the minimum mining width. Sample spacing is in the order of 1.5 to 2.5 m in the more densely sampled areas.

The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel sampling was done either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths was that they were to be no longer than two metres, however, RPA noted that there were several samples in the database that were longer than that limit. It was also noted that there were a number of samples with recorded widths down to a centimetre. In RPA’s opinion, the sampling protocols should also include a minimum width constraint that reasonably reflects the minimum mining width. Sample spacing was in the order of 1.5 m to 2.5 m in the more densely sampled areas. The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at Topia mine laboratory. Samples were dried, crushed in two stages, riffle split, and pulverized. A sample was taken from the pulp and weighed, while the rest was kept in storage. Samples were analyzed for gold and silver by atomic absorption (AA) with over-limits by fire assay (FA) and gravimetric finish, or for base metals by AA.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Diamond drill core samples were marked by geologists on the core. Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10 cm and a maximum of two metres. Mineralized structures and the material adjacent to them were always sampled. For sets of veins with less than five metres separation, the material between veins was sampled entirely. Samples were taken using a diamond saw to split the core. The samples were prepared at Topia laboratory.

The sawn split core samples were dried, crushed in two stages, riffle split, and puck pulverized. QA/QC samples were inserted in the sample stream, consisting of one blank sample of unmineralized rhyolite, one pulp duplicate, and two certified standard material (CRM) samples of different grades. The rhyolite blanks were prepared following a vein sample. The samples were then shipped to the GPR laboratory at Guanajuato for analysis.

Samples were analysed for gold and silver by FA with AA finish, with higher grade silver samples rerun using gravimetric finish. Base metals were assayed using AA.

Specific gravity data was collected by analyzing dried core samples with a minimum weight of 500 g selected by a geologist. A set of three samples were measured: one from the vein, one from hanging wall, and one from footwall. GPR personnel took density measurements of the core specimens using a water immersion method. The density was derived from the ratio of the weight of the sample in air and the difference between the weights in air and submerged in water. Measurements were repeated for samples with calculated values outside expected ranges.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical Peñoles (former operator) development channel sampling. All three data-sets were variably (Peñoles data in certain mines minimal) used in the modeling of the various veins and vein splays.

It is the author’s opinion that the sampling at Topia is being conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples are properly located and oriented and are representative of the mineralization.

11.2	Analyses

Assaying of the channel samples is carried out in the mine lab, which is operated by MMR. The lab is equipped to perform fire and wet assays for a variety of sample types and elements. Samples were crushed and pulverized to 98% passing 200 mesh. A nominal 25g to 30g sub-sample was digested in aqua regia and assayed by atomic absorption spectroscopy (AA) for lead, zinc, and iron. Gold and silver are assayed with fire assay and an AA finish, while over-limits (300g/t silver and 10g/t gold) are re- assayed with a gravimetric finish. Mine underground sample assays are monitored by sending ~25 pulps per month to SGS-GTO for re-assay, comparison, commenting, charting and review of coefficient of correlation between the two laboratories. As well in January 2013 Dr. Wesley Johnson, independent laboratory specialist reviewed the Topia Mine facility, and any issues pertaining to performance, procedures, and the data-set were duly commented upon.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Samples for diamond drill programs up to 2006 were assayed at BSI Inspectorate of Mexico (BSI). This was subsequently changed to ALS Chemex in North Vancouver, BC, and then again, in 2007, to GPR’s lab in Guanajuato (operated independently by SGS). The core is assayed for gold, silver, copper, lead, zinc, arsenic and antimony. At the SGS-GTO lab samples were crushed and pulverized to 98% passing 200 mesh. A nominal 25g to 30g sub-sample was digested in aqua regia and assayed by atomic absorption spectroscopy (AA) for copper, lead, zinc, arsenic, and antimony. Gold and silver are assayed with fire assay and an AA finish, while over-limits (300g/t silver and 10g/t gold) are re-assayed with a gravimetric finish.

The Guanajuato (SGS operated) site has a Laboratory Information Management System (LIMS) in place which tracks the sample results and provides the means to merge the assays with the geological database (DataShed).

11.3	SECURITY

All phases of the sampling, transport and assaying are carried out by authorized GPR personnel or contractors. The lab and core handling facility are enclosed within the mill compound, which is constantly supervised and reasonably secure. The sample preparation, analysis, and security procedures at Topia are adequate and consistent with common industry standards.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

12.0	DATA VERIFICATION

12.1	Database Validation

Octree Consulting Pty Ltd received both drill-hole and underground sample data from GPR personnel. Underground sample data were provided as a set of mine-specific excel files, whilst drill-hole data were supplied in the form of an Microsoft SQL Server© backup file from GPR's DataShed© database. These data were compiled by Octree Consulting Pty Ltd into one Microsoft SQL Server© database where they were interrogated for various common issues such as:

•	channel samples with coordinates beyond project limits
•	channel sample widths < 1cm
•	non-numeric or suspect assay values
•	Improbable high and low extremes in assay and width values
•	suspect down-hole survey records
•	suspect drill-hole collar coordinates
•	mis-matches between recorded end of hole depths and interval data depths (assay, geology etc.).

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modeling. One of the most noteworthy error types was the presence of characters in the assay fields which were clearly not assay results. Examples consisted of values with 2 decimal points, non-numeric characters and spaces. All such errors were set to null and excluded from the Mineral Resource estimation process.

In the author’s opinion, the database is reasonably free of high-impact or systematic errors and appropriate for use in estimation of Mineral Resources.

12.2	Assay QA/QC

Assay QAQC is routinely monitored by GPR personnel. The laboratory also conducts its own QAQC, and routine yearly audits are carried out by an independent auditor.

GPR QAQC monitoring includes insertion of duplicates, standards, and blanks into the sample stream as well as monthly comparison of Topia laboratory results with duplicate pulp results received from the SGS Guanajuato laboratory.

Octree Consulting Pty Ltd reviewed the monthly umpire lab pulp comparisons and associated data for 2012 and 2013. It was found that overall there was an acceptable correlation between the results determined by each of the two laboratories. However, there was a slight but consistent bias toward higher gold values reported from the SGS lab, while the opposite was true for silver values above around 1500 ppm. Lead and zinc generally showed less biased correlations, except for the cases where zinc was greater that approximately 10% which resulted in higher values reported from the SGS lab than those from the Topia lab. Additionally, lead and zinc showed a

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

The report on the independent audit carried out by Dr. Wesley Johnson of Quality Analysis Consultants in January 2013 was provided to Octree Consulting Pty Ltd. The audit covered the pulp comparisons discussed above as well as field duplicate results and reference material (standard) analyses results. Dr. Johnson concluded that the pulp comparisons generally showed no cause for concern, nor did the reference sample results. The field duplicate data however appeared to show unexpectedly close correlation which requires follow-up action.

In the authors’ opinion, the QAQC program employed by GPR is appropriate and is in line with industry standards.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Ores from the many mines in the Topia area are processed at the MMR facility located on the north side of town. Peñoles began operating the plant in 1952, and processed a total of 1.38 million tonnes, including some 64,000 tonnes of purchased ore. GPR re-furbished the plant during the second half of 2005 and re-commissioned it in December 2005. GPR, through MMR, have operated the Topia plant continuously since December 2005. The mill employs conventional crushing, grinding and flotation to produce lead and zinc sulphide concentrates. At the time of the site visit, November, 2013, the processing plant was being operated with a capacity of 275tpd (210 tonnes per calendar day). Ore is supplied to the plant from property mines plus other mines in the district for custom milling. The operation runs seven days a week, 24 hours per day, with Sunday day-shift reserved for maintenance.

The average head grade processed by the mill from all of 2013 was 353g/t Ag, 0.57g/t Au, 1.95% Pb, and 2.94% Zn from 62,063 tonnes of mill feed (64,000 tonnes including toll milling). The grade of lead concentrate was 8.6 kg/t Ag, and 51.3% Pb while the grade of zinc concentrate was 0.53kg/t Ag and 51.4% Zn. Overall metal recoveries, determined from the metallurgical balance, were 90.2% for silver, 57.0% for gold, 93.3% for lead, and 91.6% for zinc in the two concentrates.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.0	MINERAL RESOURCE ESTIMATES

An updated estimate of Mineral Resources has been completed for the Topia Project for an effective date of 30 November 2013. The estimate was prepared by Linda C. Sprigg (RPGeo AIG) of Octree Consulting Pty Ltd. In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The resources were estimated from 7 area-specific block models. A set of 31 wireframes representing the mineralised zones (veins) served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) gold, silver, lead and zinc grade interpolations. Each block residing at least partly within one or more of the 31 wireframes received a grade estimate. Table 14-1 provides a summary tabulation of the estimates.

Table 14-1:      Mineral Resources – Topia Mine Project

Class	Tonnage	Ag	Au	Pb	Zn
	(kt)	(g/t)	(g/t)	(%)	(%)
Measured	71.0	911	1.7	6.91	5.42
Indicated	127.0	807	1.72	5.75	4.48
M&I	198.0	844	1.71	6.16	4.82
Inferred	209.5	863	1.68	5.37	4.54

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.
6.	Totals may not agree due to rounding.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.1	Previous Estimates

In 2006, Wardrop Engineering Inc. (Wardrop) completed a Mineral Resource estimate for the Topia project on the Animas, Dura, Madre, and Argentina veins. Total Measured and Indicated Mineral Resources were 165,000 t at 480 g/t Ag, 0.867 g/t Au, 4.87% Pb, and 4.5% Zn. Interpolation was done via Ordinary Kriging (OK) and the estimate was reported at a minimum Gross Metal Value (GMV) cut-off of $60/t. The GMV included a 33% dilution factor and utilised metal prices and recoveries that were relevant to 2007 (Wardrop, 2007).

An updated estimate was generated in 2009 by Wardrop for the Argentina veins only. The estimate included Measured and Indicated Mineral Resources of 117,000 t at 651 g/t Ag, 0.71 g/t Au, 6.37% Pb, and 4.64% Zn, and Inferred Mineral Resources of 152,000 t at 690 g/t Ag, 0.97 g/t Au, 5.36% Pb, and 3.67% Zn (Wardrop, 2009). The estimate was carried out using OK, with resources reported above a NSR cut-off of US$75/t. The estimate incorporated a provision for 33% dilution, plus typical plant performance, and concentrate transport, smelting, and refining costs relevant to 2009. The Mineral Resources for the veins outside Argentina were considered to have remained unchanged since 2007 and so were not updated as part of the estimate.

In 2010, RPA prepared a Mineral Resource estimate which included several more veins than had been considered in previous estimates. A series of vein-specific 2D block models were generated, and accumulated metal (grade x width) was interpolated to the models via Inverse Distance Cubed (ID3). Block grades were then determined by dividing the accumulated metal by the interpolated width. The estimate was reported above a NSR cut-off of US$130/t, derived from updated costs, metallurgical recoveries, and metal prices. The dilution allowance used was 50% (increased from previous years' estimates), and a minimum vein width of 0.30 m was applied. Metal prices used for the 2011 estimate were US$1,200/oz Au, US$21.00/oz Ag, US$1.00/lb Pb, and US$1.10/lb Zn (RPA, 2011).

A Mineral Resource estimate with effective date of June 30 2012 was prepared again by RPA. This estimate is summarized in Table 14-2 and compared to the current estimate (Table 14-1) in Table 14-3. For measured plus indicated, there is a 27% increase in tonnes, a 33% increase in contained silver, 48% increase in contained gold, 21% increase in contained lead and 43% increase in contained zinc as compared with the previous year's estimate. For inferred, decreases of 23% in tonnes, 21% in contained silver, 28% in contained lead, and 11% in contained zinc as well as an increase of 61% in contained gold were reported.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-2:      Previous Mineral Resource Estimate, RPA 2012 – Topia Mine Project

Class	Tonnage	Ag	Au	Pb	Zn
	(t)	(g/t)	(g/t)	(%)	(%)
Measured	60,400	801	1.65	6.73	5.2
Indicated	95,400	809	1.35	6.33	3.7
M&I	156,000	806	1.47	6.48	4.29
Inferred	273,000	837	0.8	5.7	3.9

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a Net Smelter Return cut-off of US$170/t.
3.	Mineral Resources are estimated using metal prices of US$1,680/oz Au, US$28.00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn.
4.	A minimum mining width of 0.30 metres was used.
5.	Numbers may not add due to rounding.

Table 14-3:      Changes from Previous (2012) Estimate – Topia Mine Project

Category	Tonnage	Ag	Au	Pb	Zn	Ag	Au	Pb	Zn
	kt	g/t	g/t	%	%	oz	oz	lb	lb
Measured	18%	14%	3%	3%	4%	34%	21%	21%	23%
Indicated	33%	0%	27%	-9%	21%	33%	70%	21%	61%
Measured
+	27%	5%	16%	-5%	12%	33%	48%	21%	43%
Inferred	-23%	3%	110%	-6%	16%	-21%	61%	-28%	-11%

14.2	Database

Octree Consulting Pty Ltd received both drillhole and underground sample data from GPR personnel. Underground sample data were provided as a set of mine-specific excel files, whilst drillhole data were supplied in the form of a Microsoft SQL Server© backup file from GPR's DataShed© database. These data were subsequently compiled into one Microsoft SQL Server© database where they were validated and accessed directly from the Surpac© mining package which was used for block modelling and Mineral Resource reporting.

The validated SQL database (see Section 12.2 Database Validation for details) consisted of 491 drill holes and 16,897 underground channel samples. This dataset contained data current up to and including 30 November 2013.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Most holes in the dataset are angled towards the northwest at moderate to steep angles. Holes range in length from 3m to 422.5m. Underground samples with average width of 0.28m are comprised of individual samples with corresponding mid- point co-ordinates.

Drilling is spread out over an approximate area of 6,500m (north-south) by 4,000m (east-west). Average drill sample length is 0.49m.

14.3	Assays

The validated assay database contains 6,270 sample intervals from drill holes and 16,897 intervals from underground development and mining. During the validation process, a total of 32 Ag, 488 Au, 124 Pb and 1,501 Zn underground sample results were found to either be missing or improperly recorded as non-numeric characters or negative numbers. These results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit.

372 drill intervals and 11,484 underground samples were contained at a proportion of >50% within the wireframes constructed for the veins. Table 14-4 contains summary statistics for vein-coded underground samples only, as there were too few such drill samples to allow for the calculation of meaningful statistics.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-4:      Assay Statistics – Topia Mine Project

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
			No.
Hormiguera	San Jorge	101	Samples	854	854	854	845
		101	Min	2.64	0.005	0.005	0.005
		101	Max	12,174	9.89	55.64	36.68
		101	Mean	1,747	1.12	4.30	7.47
		101	CV	0.98	0.75	1.33	0.90
			No.
	San Miguel	102	Samples	271	271	271	271
		102	Min	13.9	0.005	0.005	0.005
		102	Max	49,000	5.07	45.12	54.28
		102	Mean	2,501	0.92	7.70	11.86
		102	CV	1.42	0.86	0.99	0.92
			No.
	Hormiguera	103	Samples	1045	1045	1045	1044
		103	Min	11.42	0.005	0.005	0.005
		103	Max	14436	10.2	23.88	70
		103	Mean	1,575	0.99	3.03	4.33
		103	CV	1.05	0.94	0.99	0.98
	Argentina		No.
Argentina	Central	201	Samples	211	187	193	110
		201	Min	34	0.1	0.06	0.15
		201	Max	20,240	10	44.68	38.58
		201	Mean	1,050	0.57	6.29	3.41
		201	CV	2.04	1.53	1.30	1.56
			No.
	Argentina East	202	Samples	697	550	693	25
		202	Min	3.16	0.05	0.03	0.2
		202	Max	9,338	15	46.5	36.68
		202	Mean	674	0.97	8.53	7.87
		202	CV	1.37	1.20	1.08	1.36
			No.
	Santa Cruz	204	Samples	280	189	258	0
		204	Min	5	0.1	0.08	-
		204	Max	8,377	10	43	-
		204	Mean	749	0.86	6.17	-
		204	CV	1.63	1.23	1.32	-
			No.
	Argentina West	205	Samples	1171	1133	1157	1035
		205	Min	0.5	0.005	0.002	0.005
		205	Max	29,746	10.36	69.44	29.6
		205	Mean	1,480	0.59	8.55	3.05
		205	CV	1.62	1.23	1.25	1.27
			No.
Don Benito	La Dura North	301	Samples	1321	1321	1320	1320
		301	Min	0.5	0.005	0.005	0.005
		301	Max	7,882	214	83.26	47.44
		301	Mean	519	2.15	7.91	7.46
		301	CV	1.28	2.88	1.22	1.10

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
			No.
	La Dura South	302	Samples	602	602	602	601
		302	Min	0.5	0.005	0.005	0.005
		302	Max	5,182	13.31	57.66	42.5
		302	Mean	504	2.59	7.20	7.60
		302	CV	1.16	0.84	1.23	1.09
			No.
	La Dura West	303	Samples	528	528	528	528
		303	Min	0.5	0.005	0.005	0.005
		303	Max	3,555	55.36	38.24	37.22
		303	Mean	311	5.32	3.85	5.59
		303	CV	1.15	0.87	1.31	1.18
			No.
	La Dura Int	305	Samples	190	190	190	190
		305	Min	32	0.005	0.005	0.005
		305	Max	4,347	16.34	62.96	38.6
		305	Mean	783	2.71	14.29	9.79
		305	CV	0.87	0.77	0.99	0.89
			No.
	La Dura SN	306	Samples	151	151	151	151
		306	Min	0.5	0.005	0.005	0.005
		306	Max	18,915	12.72	69.52	39.88
		306	Mean	887	2.48	11.54	7.58
		306	CV	1.97	0.76	1.16	0.98
			No.
	La Dura SS	307	Samples	67	67	67	67
		307	Min	8	0.15	0.005	0.005
		307	Max	1,743	17.26	13	31.16
		307	Mean	260	5.30	2.72	4.57
		307	CV	0.99	0.68	1.04	1.16
			No.
El Rosario	El Rosario	401	Samples	768	769	769	769
		401	Min	0.5	0.005	0.005	0.005
		401	Max	13,040	3.42	30.58	38.56
		401	Mean	932	0.32	4.14	4.91
		401	CV	1.12	1.09	1.09	1.01
			No.
Durangueno	San Gregorio	501	Samples	1189	1187	1189	1189
		501	Min	0.5	0.005	0.005	0.005
		501	Max	9,081	4.96	39.48	57.3
		501	Mean	1,127	0.51	4.29	10.05
		501	CV	1.11	0.88	1.26	0.85
			No.
	Oxi	502	Samples	83	83	83	83
		502	Min	0.26	0.005	0.06	0.005
		502	Max	10,428	1.56	32.98	42.36
		502	Mean	1,452	0.32	5.84	16.51
		502	CV	1.27	1.15	1.26	0.67

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
			No.
	Oxidata	503	Samples	158	158	158	158
		503	Min	10.62	0.03	0.005	0.21
		503	Max	4,593	1.6	52.86	41.22
		503	Mean	821	0.54	3.19	13.71
		503	CV	1.03	0.58	1.88	0.69
			No.
	La Higuera	507	Samples	298	298	298	298
		507	Min	6	0.005	0.005	0.005
		507	Max	6,695	5.5	48.92	37.74
		507	Mean	383	0.41	1.89	5.88
		507	CV	2.05	1.42	2.70	1.19
			No.
	San Pablo	508	Samples	83	83	83	83
		508	Min	14	0.005	0.005	0.32
		508	Max	5,940	1.6	16.16	27.81
		508	Mean	870	0.25	1.95	8.95
		508	CV	1.45	1.07	1.31	0.74
			No.
	SG North Loop	509	Samples	22	22	22	22
		509	Min	190	0.03	0.49	3.52
		509	Max	4,900	0.9	7.1	26.12
		509	Mean	867	0.25	2.59	17.09
		509	CV	1.20	0.72	0.75	0.35
			No.
	LH North Loop	510	Samples	16	16	16	16
		510	Min	70	0.2	0.14	0.28
		510	Max	1,780	2.1	4.76	21.68
		510	Mean	369	0.81	0.81	5.52
		510	CV	1.26	0.66	1.40	1.07
			No.
La Prieta	La Prieta	601	Samples	129	129	129	129
		601	Min	1.82	0.05	0.005	0.005
		601	Max	3,885	33.09	15.9	34.98
		601	Mean	593	4.41	3.56	6.33
		601	CV	1.29	1.05	1.07	1.23
			No.
	La Prieta 2	602	Samples	61	61	61	61
		602	Min	10	0.005	0.16	0.005
		602	Max	7,011	24.76	34.56	25.54
		602	Mean	784	5.69	5.91	8.75
		602	CV	1.63	0.94	1.12	0.87
			No.
	La Prieta 3	603	Samples	86	86	86	86
		603	Min	36	0.02	0.005	0.005
		603	Max	9,801	17.98	20.38	34.7
		603	Mean	1,560	5.52	4.12	7.12
		603	CV	1.10	0.59	1.18	1.12

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
			No.
	La Prieta 4	604	Samples	53	53	53	53
		604	Min	24	0.2	0.08	0.12
		604	Max	2,180	10.72	12.06	22.62
		604	Mean	310	2.27	2.17	3.44
		604	CV	1.63	1.07	1.30	1.57
			No.
	La Prieta 5	605	Samples	20	20	20	20
		605	Min	20	0.12	0.06	0.05
		605	Max	2,105	14.44	24.54	54.64
		605	Mean	473	3.30	2.29	4.88
		605	CV	1.31	1.35	2.46	2.60
			No.
Recompensa	Recompensa	702	Samples	712	712	711	712
		702	Min	0.5	0.005	0.005	0.005
		702	Max	4,631	199.72	33.9	30.54
		702	Mean	355	12.62	4.80	6.27
		702	CV	1.56	0.95	1.16	1.08
	Recompensa		No.
	HW	703	Samples	200	200	200	200
		703	Min	16	0.005	0.005	0.005
		703	Max	30,100	35.14	80.6	36.32
		703	Mean	1,648	11.61	8.19	10.98
		703	CV	1.86	0.65	1.05	0.73
			No.
	Oliva	704	Samples	201	201	201	201
		704	Min	0.5	0.04	0.005	0.005
		704	Max	2,384	26.04	47.08	36.64
		704	Mean	185	8.19	3.78	5.48
		704	CV	1.51	0.58	1.20	1.09

May 2014	Page 14-8

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.4	Core Recovery and RQD

Core Recovery characteristics were analysed for all drill core samples obtained from within each of the 31 mineralised zones. See Table 14-5 below.

Table 14-5:      Recovery and RQD by Area – Topia Mine Project

Area	No. of Measurements	Avg. RQD %	Avg Rec %	% Rec. Measurements <85%
Hormiguera	18	72%	99%	6%
Argentina	33	33%	80%	21%
Don Benito	78	58%	96%	4%
El Rosario	64	60%	98%	0%
Durangueno	69	60%	100%	0%
La Prieta	31	58%	99%	0%
Recompensa	36	36%	98%	6%

A total of 12,423 diamond core Recovery and RQD measurements were returned from the drillhole database. Of these, only 329 were found to be contained either partially or fully within the mineralised zones and as such only these have been presented in the table above. Both average Recovery and RQD were found overall to be excellent, with only Argentina showing an average recovery of less than 95% (at 80%) and average RQD of 33%. Recompensa, whilst having an average recovery of 98% had an average RQD of 36%.

In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the Mineral Resource estimates.

May 2014	Page 14-9

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.5	Density

Specific gravity (SG) determinations for Topia drill core are carried out using the water submersion method. Samples with a minimum weight of 500g are selected and then air dried. These are subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded also. The raw information is entered into an excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations provided to Octree Consulting Pty Ltd totalled 439 of which 403 were found to be within the ascribed limits of one of the 7 mineralised areas. These SG determinations were separated into one of the corresponding 7 mineralised areas and an average SG was calculated for each of these areas. See Table 14-6 below for average SGs used for resource estimation:

Table 14-6:      Average SG Area – Topia Mine Project

Area	Code	Count	Average SG
			(t/m3)
Hormiguera	100	38	2.56
Argentina	200	29	3.06
Don Benito	300	134	3.26
El Rosario	400	28	3.00
Durangueno	500	72	3.12
La Prieta	600	42	2.85
Recompensa	700	60	3.30

It is the authors’ opinion that the SG determination method used is industry-standard and the results are appropriate for use in resource estimation.

May 2014	Page 14-10

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.6	Mineralization Domains

31 wireframes representing each of the veins contained within the 7 areas were generated by Octree Consulting Pty Ltd for use in resource modeling. Leapfrog© software was used for this purpose, as it enabled the successful generation of extremely thin veins (minimum width of 30 cm) without the issue of intra-vein-wall triangulation intersection commonly encountered when attempting to model the veins via the conventional 'sectional strings' method. This issue has necessitated previous years' block modelling to be undertaken in 2D, something that was successfully avoided for this 2013 estimate.

Each wireframe was assigned a unique numeric code that was used to tag the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 31 wireframes received a corresponding code. Details on area and vein names, coding and vein orientation are presented in Table 14-7.

May 2014	Page 14-11

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-7:      Zone Coding and Vein Orientation –Topia Mine Project

Area	Vein	Code	Dip (Deg)	Dip Direction
				(Deg)
Hormiguera	San Jorge	101	-89	148
	San Miguel	102	-79	159
	Hormiguera	103	-85	149
Argentina	Argentina Central	201	-58	168
	Argentina East	202	-77	161
	Santa Cruz	204	-82	172
	Argentina West	205	-66	153
Don Benito	La Dura North	301	-76	138
	La Dura South	302	-77	142
	La Dura West	303	-62	142
	La Dura Int	305	-78	144
	La Dura SN (<4530mN)	306	-90	322
	La Dura SN (>4530mN)	306	-79	99
	La Dura SS	307	-69	136
El Rosario	El Rosario	401	-82	127
	El Rosario FW	402	-84	124
	El Rosario HW	403	-88	123
Durangueno	San Gregorio	501	-89	326
	Oxi	502	-84	150
	Oxidata	503	-80	154
	La Higuera (<6516mN)	507	-77	351
	La Higuera (>6516mN)	507	-88	301
	San Pablo	508	-90	355
	SG North Loop	509	-86	326
	LH North Loop	510	-87	341
La Prieta	La Prieta	601	-80	146
	La Prieta 2	602	-80	131
	La Prieta 3	603	-74	116
	La Prieta 4	604	-79	116
	La Prieta 5	605	-84	123
Recompensa	Recompensa	702	-80	147
	Recompensa HW	703	-86	136
	Oliva	704	-63	140

NOTE:	Some zones change orientation along strike. Where this occurs, 2 entries for one zone are present in the table above and position of the orientation change is noted.

May 2014	Page 14-12

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.7	Underground Workings

Mine-specific sets of 3D underground workings are maintained by GPR personnel who collect and manage all survey data for the active mining areas. 3D underground workings current to 30 November 2013 were used for the purpose of cutting total mined solids from each of the 3D veins. These total mined solids were then used to code the model to allow for exclusion of mined material during final Mineral Resource inventory reporting.

Additionally, 3D underground workings for active mining areas were used to generate a set of 'reconciliation' solids for the period 1 July 2012 to 30 November 2013 which were then coded to the model. Subsequently, an iterative process of production figures vs. model reconciliation and grade cap / dilution factor adjustment was undertaken. More details on this process are given below in Section 14.8 - Assay Capping and Section 14.11 - Model Validation.

14.8	Assay Capping

As standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to compositing with the aim of reducing the influence of statistically anomalous data on resource estimations.

For the Topia Project, a process of iterative cap application, model interpolation and reconciliation of resultant model with production records was used to determine the most appropriate area-specific grade caps. This process was repeated with various caps until an acceptable correlation between model and production grades were achieved (taking into account the provision for zero-grade dilution in order to reconcile tonnes).

Table 14-8 to Table 14-11 below show vein-specific grade caps applied.

May 2014	Page 14-13

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-8:      Underground Assay Capping for Gold and Silver – Topia Mine Project

					Au g/t					Ag g/t
			Top					Top
Area	Zone	Code	Cut	No.	Cut	Before	After	Cut	No.	Cut	Before	After
Hormiguera	San Jorge	101	2.00	854	80	1.12	1.03	1800	854	300	1747	1156
	San Miguel	102	2.00	271	19	0.92	0.83	1800	271	145	2501	1377
	Hormiguera	103	2.00	1,045	106	0.99	0.88	1800	1,045	314	1575	1078
Argentina	Argentina Central	201	-	187	-	0.57	0.57	7000	211	3	1050	915
	Argentina East	202	-	550	-	0.97	0.97	7000	697	2	674	669
	Santa Cruz	204	-	189	-	0.86	0.86	7000	280	2	749	741
	Argentina West	205	-	1,133	-	0.59	0.59	7000	1,171	45	1480	1342
Don Benito	La Dura North	301	-	1,321	-	2.15	2.15	-	1,321	-	519	519
	La Dura South	302	-	602	-	2.59	2.59	-	602	-	504	504
	La Dura West	303	-	528	-	5.32	5.32	-	528	-	311	311
	La Dura Int	305	-	190	-	2.71	2.71	-	190	-	783	783
	La Dura SN	306	-	151	-	2.48	2.48	-	151	-	887	887
	La Dura SS	307	-	67	-	5.30	5.30	-	67	-	260	260
El Rosario	El Rosario	401	-	769	-	0.32	0.32	-	768	-	932	932
Durangueno	San Gregorio	501	0.50	1,187	452	0.51	0.35	800	1,189	561	1127	521
	Oxi	502	0.50	83	17	0.32	0.23	800	83	44	1452	557
	Oxidata	503	0.50	158	81	0.54	0.40	800	158	58	821	513
	La Higuera	507	0.50	298	85	0.41	0.26	800	298	36	383	240
	San Pablo	508	0.50	83	7	0.25	0.21	800	83	27	870	399
	SG North Loop	509	0.50	22	1	0.25	0.23	800	22	8	867	556
	LH North Loop	510	0.50	16	10	0.81	0.42	800	16	2	369	290
La Prieta	La Prieta	601	7.00	129	19	4.41	3.60	1000	129	28	593	409
	La Prieta 2	602	7.00	61	19	5.69	4.15	1000	61	13	784	414
	La Prieta 3	603	7.00	86	20	5.52	4.87	1000	86	44	1560	716
	La Prieta 4	604	7.00	53	3	2.27	2.14	1000	53	5	310	242
	La Prieta 5	605	7.00	20	4	3.30	2.44	1000	20	4	473	363
Recompensa	Recompensa	702	15.00	712	216	12.62	9.72	2500	712	9	355	345
	Recompensa HW	703	15.00	200	57	11.61	9.75	2500	200	44	1648	885
	Oliva	704	15.00	201	19	8.19	7.88	2500	201	5	185	185

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-9:      Underground Assay Capping for Lead and Zinc – Topia Mine Project

					Pb %					Zn %
			Top					Top
Area	Zone	Code	Cut	No.	Cut	Before	After	Cut	No.	Cut	Before	After
Hormiguera	San Jorge	101	8.50	854	109	4.30	3.42	-	845	-	7.47	7.47
	San Miguel	102	8.50	271	85	7.70	5.26	-	271	-	11.86	11.86
	Hormiguera	103	8.50	1,045	70	3.03	2.87	-	1,044	-	4.33	4.33
Argentina	Argentina Central	201	20.00	193	17	6.29	5.74	-	110	-	3.41	3.41
	Argentina East	202	20.00	693	81	8.53	7.47	-	25	-	7.87	7.87
	Santa Cruz	204	20.00	258	20	6.17	5.51	-	-	-	-	-
	Argentina West	205	20.00	1,157	159	8.55	7.05	-	1,035	-	3.05	3.05
Don Benito	La Dura North	301	-	1,320	-	7.91	7.91	20.00	1,320	128	7.46	6.82
	La Dura South	302	-	602	-	7.20	7.20	20.00	601	56	7.60	6.88
	La Dura West	303	-	528	-	3.85	3.85	20.00	528	22	5.59	5.35
	La Dura Int	305	-	190	-	14.29	14.29	20.00	190	32	9.79	9.02
	La Dura SN	306	-	151	-	11.54	11.54	20.00	151	10	7.58	7.19
	La Dura SS	307	-	67	-	2.72	2.72	20.00	67	1	4.57	4.40
El Rosario	El Rosario	401	-	769	-	4.14	4.14	-	769	-	4.91	4.91
Durangueno	San Gregorio	501	5.50	1,189	330	4.29	2.69	6.00	1,189	716	10.05	4.41
	Oxi	502	5.50	83	28	5.84	3.00	6.00	83	65	16.51	5.04
	Oxidata	503	5.50	158	25	3.19	2.07	6.00	158	113	13.71	5.08
	La Higuera	507	5.50	298	19	1.89	1.13	6.00	298	102	5.88	3.27
	San Pablo	508	5.50	83	8	1.95	1.69	6.00	83	51	8.95	4.94
	SG North Loop	509	5.50	22	1	2.59	2.52	6.00	22	21	17.09	5.89
	LH North Loop	510	5.50	16	-	0.81	0.81	6.00	16	5	5.52	3.48
La Prieta	La Prieta	601	7.50	129	20	3.56	3.01	7.50	129	37	6.33	3.80
	La Prieta 2	602	7.50	61	17	5.91	4.19	7.50	61	28	8.75	5.10
	La Prieta 3	603	7.50	86	17	4.12	3.12	7.50	86	31	7.12	4.01
	La Prieta 4	604	7.50	53	4	2.17	2.00	7.50	53	6	3.44	2.36
	La Prieta 5	605	7.50	20	2	2.29	1.37	7.50	20	3	4.88	1.66
Recompensa	Recompensa	702	-	711	-	4.80	4.80	-	712	-	6.27	6.27
	Recompensa HW	703	-	200	-	8.19	8.19	-	200	-	10.98	10.98
	Oliva	704	-	201	-	3.78	3.78	-	201	-	5.48	5.48

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-10:    Drillhole Sample Assay Capping for Gold and Silver – Topia Mine Project

					Au g/t					Ag g/t
			Top					Top
Area	Zone	Code	Cut	No.	Cut	Before	After	Cut	No.	Cut	Before	After
Hormiguera	San Jorge	101	2.00	2	-	0.12	0.12	1800	2	-	32	32
	Hormiguera	103	2.00	21	3	1.04	0.87	1800	21	5	1007	778
Argentina	Argentina Central	201	-	4	-	1.72	1.72	7000	4	-	874	874
	Argentina East	202	-	15	-	0.94	0.94	7000	15	-	561	561
	Santa Cruz	204	-	3	-	0.29	0.29	7000	3	-	288	288
	Argentina West	205	-	17	-	0.23	0.23	7000	17	-	397	397
Don Benito	La Dura North	301	-	38	-	1.13	1.13	-	38	-	395	395
	La Dura South	302	-	32	-	1.38	1.38	-	32	-	350	350
	La Dura West	303	-	14	-	2.33	2.33	-	14	-	137	137
	La Dura Int	305	-	15	-	1.39	1.39	-	15	-	258	258
	La Dura SS	307	-	9	-	3.30	3.30	-	9	-	490	490
El Rosario	El Rosario	401	-	45	-	0.11	0.11	-	45	-	446	446
	El Rosario FW	402	-	8	-	0.05	0.05	-	8	-	274	274
	El Rosario HW	403	-	7	-	0.51	0.51	-	7	-	569	569
Durangueno	San Gregorio	501	0.50	24	2	0.23	0.20	800	24	3	502	289
	Oxi	502	0.50	9	2	0.43	0.21	800	9	5	964	650
	Oxidata	503	0.50	3	-	0.27	0.27	800	3	1	502	441
	La Higuera	507	0.50	20	1	0.16	0.15	800	20	6	718	428
	San Pablo	508	0.50	4	-	0.19	0.19	800	4	3	2036	703
	SG North Loop	509	0.50	2	-	0.32	0.32	800	2	1	482	400
	LH North Loop	510	0.50	3	1	0.35	0.29	800	3	3	1654	800
La Prieta	La Prieta	601	7.00	19	2	3.10	1.68	1000	19	3	516	284
	La Prieta 2	602	7.00	5	2	6.32	4.13	1000	5	1	410	394
	La Prieta 3	603	7.00	1	-	0.08	0.08	1000	1	-	6	6
	La Prieta 4	604	7.00	1	-	0.09	0.09	1000	1	-	12	12
	La Prieta 5	605	7.00	1	-	0.20	0.20	1000	1	-	7	7
Recompensa	Recompensa	702	15.00	23	3	6.18	4.76	2500	23	3	686	436
	Recompensa HW	703	15.00	6	-	0.55	0.55	2500	6	-	12	12
	Oliva	704	15.00	10	1	4.02	3.67	2500	10	-	155	155

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-11 Drillhole Sample Assay Capping for Lead and Zinc – Topia Mine Project

					Pb %					Zn %
			Top					Top
Area	Zone	Code	Cut	No.	Cut	Before	After	Cut	No.	Cut	Before	After
Hormiguera	San Jorge	101	8.50	2	-	0.06	0.06	-	2	-	0.09	0.09
	Hormiguera	103	8.50	21	1	1.81	1.77	-	21	-	3.63	3.63
Argentina	Argentina Central	201	20.00	4	1	9.71	7.21	-	4	-	7.03	7.03
	Argentina East	202	20.00	15	-	3.57	3.57	-	15	-	0.63	0.63
	Santa Cruz	204	20.00	3	-	4.68	4.68	-	3	-	1.87	1.87
	Argentina West	205	20.00	17	-	2.58	2.58	-	17	-	1.76	1.76
Don Benito	La Dura North	301	-	38	-	4.19	4.19	20.00	38	1	2.16	2.06
	La Dura South	302	-	32	-	5.36	5.36	20.00	32	-	4.10	4.10
	La Dura West	303	-	14	-	1.02	1.02	20.00	14	-	2.36	2.36
	La Dura Int	305	-	15	-	3.52	3.52	20.00	15	-	3.39	3.39
	La Dura SS	307	-	9	-	2.08	2.08	20.00	9	-	1.80	1.80
El Rosario	El Rosario	401	-	45	-	2.08	2.08	-	45	-	2.92	2.92
	El Rosario FW	402	-	8	-	0.91	0.91	-	8	-	1.48	1.48
	El Rosario HW	403	-	7	-	2.56	2.56	-	7	-	4.35	4.35
Durangueno	San Gregorio	501	5.50	24	2	1.01	0.78	6.00	24	8	5.19	2.59
	Oxi	502	5.50	9	1	3.45	3.17	6.00	9	7	11.71	5.56
	Oxidata	503	5.50	3	-	1.09	1.09	6.00	3	2	7.97	5.85
	La Higuera	507	5.50	20	2	1.75	1.63	6.00	20	8	6.36	3.58
	San Pablo	508	5.50	4	2	5.91	2.89	6.00	4	2	6.50	4.37
	SG North Loop	509	5.50	2	-	2.43	2.43	6.00	2	1	6.51	3.01
	LH North Loop	510	5.50	3	-	2.97	2.97	6.00	3	2	6.33	5.15
La Prieta	La Prieta	601	7.50	19	2	2.01	1.51	7.50	19	2	33.32	1.93
	La Prieta 2	602	7.50	5	1	4.05	3.96	7.50	5	2	7.67	4.23
	La Prieta 3	603	7.50	1	-	0.03	0.03	7.50	1	-	0.04	0.04
	La Prieta 4	604	7.50	1	-	0.48	0.48	7.50	1	-	0.42	0.42
	La Prieta 5	605	7.50	1	-	0.03	0.03	7.50	1	-	0.02	0.02
Recompensa	Recompensa	702	-	23	-	3.03	3.03	-	23	-	4.11	4.11
	Recompensa HW	703	-	6	-	0.15	0.15	-	6	-	0.18	0.18
	Oliva	704	-	10	-	1.91	1.91	-	10	-	2.06	2.06

May 2014	Page 14-17

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.9	Composites

Assay intervals were tagged with unique codes for each vein. Any assay contained at >50% within a vein wireframe received a code. Only samples with a code were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths. At Topia, extremely narrow vein widths mean that rarely is more than 1 sample taken across a vein and as such, sample lengths are variable due to variability in vein width. As it is not possible to composite a single sample, compositing was not undertaken for underground samples.

All underground samples were capped and diluted at 0 grade to 0.3m (where sample width was less than 0.3m) prior to interpolation.

Drillhole samples were capped and then composited to the width of the mineralised intersection. All drillhole composites were then adjusted to the true width of the vein and diluted at 0 grade to 0.3m where adjusted composite length was less than 0.3m.

See summaries of sample statistics by sample type, zone and area provided in Table 14-12.

May 2014	Page 14-18

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-12:    Composite Statistics – Topia Mine Project

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
Hormiguera	San Jorge	101	No. Samples	817	817	817	808
			Min	0.176	0.0005	0.0003	0.0003
			Max	1800	2	8.5	31.84
			Mean	370	0.33	1.11	2.67
			CV	0.90	0.90	1.14	1.30
	San Miguel	102	No. Samples	256	256	256	256
			Min	4.17	0.0017	0.0005	0.0007
			Max	1800	1.74	8.5	26.64
			Mean	480	0.29	1.99	4.15
			CV	0.95	1.08	1.18	1.13
	Hormiguera	103	No. Samples	1046	1044	1044	1043
			Min	0.7933	0.0005	0.0005	0.0005
			Max	1800	2	8.5	35
			Mean	483	0.36	1.22	2.09
			CV	0.88	0.89	1.04	1.27
	Argentina
Argentina	Central	201	No. Samples	213	188	194	111
			Min	26.6667	0.024	0.06	0.094
			Max	7000	10	20	38.58
			Mean	755	0.53	5.00	3.00
			CV	1.28	1.64	1.20	1.68
	Argentina East	202	No. Samples	705	551	694	26
			Min	0.7373	0.0333	0.03	0.06
			Max	7000	15	20	36.68
			Mean	643	0.92	7.26	6.82
			CV	1.33	1.20	0.91	1.40
	Santa Cruz	204	No. Samples	283	191	260	2
			Min	2	0.0833	0.0267	0.66
			Max	7000	10	20	4.69
			Mean	647	0.77	4.86	2.68
			CV	1.60	1.33	1.18	0.75
	Argentina West	205	No. Samples	1174	1132	1156	1034
			Min	0.0833	0.0005	0.0007	0.0005
			Max	7000	10.36	20	29.6
			Mean	1131	0.49	5.99	2.55
			CV	1.36	1.40	1.08	1.36
Don Benito	La Dura North	301	No. Samples	1345	1333	1332	1332
			Min	0.0833	0.0008	0.0003	0.0008
			Max	7100	214	65.16	20
			Mean	377	1.62	6.22	5.31
			CV	1.32	3.74	1.36	1.12
	La Dura South	302	No. Samples	618	612	612	611
			Min	0.05	0.0003	0.0005	0.0005
			Max	4367	12.3	37.3	20
			Mean	262	1.37	3.91	3.86
			CV	1.54	1.12	1.60	1.37

May 2014	Page 14-19

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
Don Benito	La Dura West	303	No. Samples	535	530	530	530
			Min	0.1667	0.001	0.0003	0.0005
			Max	3081	36.28	35.96	20
			Mean	241	4.16	3.03	4.25
			CV	1.20	0.91	1.42	1.20
	La Dura Int	305	No. Samples	199	198	198	198
			Min	0.795	0.0005	0.0007	0.0003
			Max	3588	7.44	62.96	20
			Mean	394	1.27	6.99	4.27
			CV	1.28	1.08	1.42	1.12
	La Dura SN	306	No. Samples	145	145	145	145
			Min	0.5	0.0033	0.0007	0.0007
			Max	10088	12.72	48.16	20
			Mean	374	1.11	4.43	3.14
			CV	2.47	1.29	1.49	1.26
	La Dura SS	307	No. Samples	76	74	74	74
			Min	1.0667	0.015	0.0022	0.0025
			Max	1626.8	13.96	10.556	15.3333
			Mean	206	3.48	2.00	3.16
			CV	1.30	0.79	1.21	1.14
El Rosario	El Rosario	401	No. Samples	777	770	770	770
			Min	0.25	0.0008	0.0008	0.0005
			Max	11736	3.42	30.58	38.56
			Mean	638	0.21	2.84	3.42
			CV	1.30	1.36	1.27	1.21
	El Rosario FW	402	No. Samples	7	3	3	3
			Min	2	0.03	0.066	0.0145
			Max	595.35	0.08	4.4	8.77
			Mean	187	0.06	2.31	3.83
			CV	1.26	0.37	0.77	0.96
	El Rosario HW	403	No. Samples	7	6	6	6
			Min	24.92	0.0025	0.11	0.299
			Max	934	3.39	6.31	14.1
			Mean	345	0.59	1.73	4.53
			CV	0.87	2.12	1.22	1.04
Durangueno	San Gregorio	501	No. Samples	1200	1192	1194	1194
			Min	0.089	0.0007	0.0003	0.001
			Max	800	0.5	5.5	6
			Mean	341	0.23	1.80	2.97
			CV	0.81	0.72	1.02	0.74
	Oxi	502	No. Samples	88	88	88	88
			Min	0.26	0.0007	0.0133	0.0015
			Max	800	0.5	5.5	6
			Mean	202	0.08	1.26	2.04
			CV	0.95	1.31	1.11	0.92

May 2014	Page 14-20

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
Durangueno	Oxidata	503	No. Samples	154	153	153	153
			Min	3.2	0.006	0.0003	0.0227
			Max	800	0.5	5.5	6
			Mean	258	0.19	1.10	2.46
			CV	0.95	0.76	1.29	0.79
	La Higuera	507	No. Samples	307	302	302	302
			Min	2.6	0.0008	0.0005	0.0023
			Max	800	0.5	5.5	6
			Mean	178	0.19	0.87	2.46
			CV	1.22	0.94	1.46	0.88
	San Pablo	508	No. Samples	82	82	82	82
			Min	1.4	0.0005	0.0012	0.033
			Max	800	0.5	5.5	6
			Mean	165	0.10	0.65	2.20
			CV	1.10	0.98	1.46	0.81
	SG North Loop	509	No. Samples	24	23	23	23
			Min	0.0717	0.017	0.002	0.0285
			Max	800	0.342	3.6373	6
			Mean	271	0.10	1.04	2.62
			CV	0.85	0.81	0.98	0.63
	LH North Loop	510	No. Samples	19	18	18	18
			Min	70	0.2	0.14	0.28
			Max	800	0.5	5.14	6
			Mean	277	0.40	1.04	3.49
			CV	0.76	0.27	1.25	0.62
La Prieta	La Prieta	601	No. Samples	147	145	145	145
			Min	0.5	0.03	0.002	0.0013
			Max	1000	7	7.5	7.5
			Mean	240	2.35	1.78	2.26
			CV	1.16	0.94	1.14	1.05
	La Prieta 2	602	No. Samples	61	59	59	59
			Min	1.9733	0.0013	0.0399	0.0005
			Max	1000	7	7.5	7.5
			Mean	205	2.06	1.98	2.25
			CV	1.19	0.90	1.05	0.96
	La Prieta 3	603	No. Samples	87	87	87	87
			Min	4.52	0.02	0.004	0.0017
			Max	1000	7	7.5	7.5
			Mean	455	3.12	2.00	2.59
			CV	0.77	0.72	1.26	1.01
	La Prieta 4	604	No. Samples	53	53	53	53
			Min	2	0.022	0.0053	0.008
			Max	733.3333	4.7373	5.016	5.5
			Mean	82	0.85	0.67	0.82
			CV	1.55	1.20	1.35	1.34

May 2014	Page 14-21

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Area	Vein	Code	Statistic	Ag (g/t)	Au (g/t)	Pb %	Zn %
	La Prieta 5	605	No. Samples	21	21	21	21
			Min	1.47	0.038	0.009	0.01
			Max	866.6667	6.0667	6.25	6.5
			Mean	202	1.35	0.92	1.11
			CV	1.36	1.44	2.01	1.89
Recompensa	Recompensa	702	No. Samples	731	730	729	730
			Min	0.05	0.0008	0.0003	0.0003
			Max	2500	15	33.9	30.08
			Mean	211	6.28	3.18	3.99
			CV	1.76	0.75	1.50	1.36
	Recompensa
	HW	703	No. Samples	203	202	202	202
			Min	0.1617	0.0003	0.0013	0.0013
			Max	2333.3333	15	24.2	24.2133
			Mean	376	3.64	3.39	4.55
			CV	1.36	0.74	1.22	1.07
	Oliva	704	No. Samples	205	205	205	205
			Min	0.0333	0.0070	0.0020	0.0008
			Max	1271	15	25.1093	14.28
			Mean	63	2.44	1.27	1.85
			CV	2.13	0.81	1.67	1.30

May 2014	Page 14-22

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.10	Block Model and Grade Estimation Procedures

14.10.1	Dimensions and Coding

Each of the 7 block models were horizontally rotated in order to achieve alignment with the general strike of the zones. The block dimensions for all seven models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14-13 below. The rotations stated in Table 14-13 are about the origins (southwest corner) in the anticlockwise direction.

Table 14-13:    Block Model Dimensions & Extent – Topia Project

				Don	El		La
Item		Hormiguera	Argentina	Benito	Rosario	Durangueno	Prieta	Recompensa
Origin:	Easting	5700	4,150	4060	6640	6440	5300	3715
	Northing	5,660	5,820	4,240	3,390	3,640	1,185	3,240
	Elevation	1,150	1,410	1,380	1,480	1,400	1,160	1,070
Rotation	Deg.	-47	-20	-45	-55	-35	-45	-40
Extent
(m)	X	1350	1100	580	860	730	1090	835
	Y	400	350	260	240	320	295	185
	Z	880	370	240	290	340	590	330

Each block located at least partly within a wireframe has been assigned a vein code that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Grades were estimated only to those blocks coincident ≥0.01% with one or more of the 31 zones. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

May 2014	Page 14-23

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.10.2	Geostatistics

Variogram analysis was undertaken for each element (Ag, Au, Pb and Zn) within the plane of selected veins in order to characterise the spatial grade variances. Analysis was undertaken only for those veins for which sufficient data abundance permitted.

The relative nugget percentages (of total sill) for each element were found to be highly variable across the various veins with ranges of 1-59% for Ag, 27-74% for Au, 7-49% for Pb and 22-72% for Zn. Overall, lowest nugget values were found to be associated with lead and the highest with gold.

Long ranges were found to be between 7-70m for Ag, 19.8-73.9m for Au, 7.4 - 22.7m for Pb and 10.3 - 82.3m for Zn across all zones. Long ranges were usually found to be in the approximate along-strike direction relative to vein orientation, as has been observed during previous geostatistical investigations (RPA, 2013).

Anisotropy ratios were found to be greater than 2 for 89% of veins for which geostatistical investigation was undertaken. Such ratios can be explained by much greater data abundance in the horizontal direction (and therefore direction of longest range) along underground workings facilitating the generation of clearer variograms in this direction. There is otherwise no apparent geological explanation for this observation, which has also been noted in previous geostatistical studies (RPA, 2013).

Due to significant differences in ranges across all elements and veins, it was decided that the more consistent approach to interpolation parameter selection was to use the same search distances across all zones as opposed to vein and element-specific ranges that strictly adhere to variogram analysis results. A first pass of 50m and a second pass of 30m (as used in the 2012 estimate) was considered appropriate based on the results of the geostatistical investigation.

Table 14-14 below shows detailed variogram analysis results.

May 2014	Page 14-24

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-14: Composite Statistics – Topia Mine Project

								Semi-
			Element		Major			Major		Aniso.	Relative
											Nugget
Area	Vein	Code		Range	Plunge	Azi	Range	Plunge	Azi		%
Hormiguera	San Jorge	101	Ag	36.7	-60	236	14.5	30	239	2.5	59
		101	Au	42.6	-45	237	18.8	45	239	2.3	59
		101	Pb	-	-	-	-	-	-	-	-
		101	Zn	31.7	0	238	6.4	-89	148	4.9	55
	Hormiguera	103	Ag	14.3	-60	230	0.6	30	242	23.2	27
		103	Au	-	-	-	-	-	-	-	-
		103	Pb	-	-	-	-	-	-	-	-
		103	Zn	-	-	-	-	-	-	-	-
Argentina	Argentina East	202	Ag	70.0	-57	230	40.6	29	258	1.7	2
		202	Au	-	-	-	-	-	-	-	-
		202	Pb	-	-	-	-	-	-	-	-
		202	Zn	-	-	-	-	-	-	-	-
	Argentina West	205	Ag	15.2	0	243	0.6	-66	153	24.3	57
		205	Au	-	-	-	-	-	-	-	-
		205	Pb	12.1	27	256	1.1	-52	208	11.1	49
		205	Zn	25.4	14	249	1.9	-62	186	13.2	47
Don Benito	Don Benito North	301	Ag	10.0	43	242	8.4	-43	214	1.2	8
		301	Au	70.5	0	228	33.0	-76	138	2.1	32
		301	Pb	7.4	15	232	0.7	-70	186	10.2	7
		301	Zn	-	-	-	-	-	-	-	-
	Don Benito South	302	Ag	11.2	-58	211	3.9	29	239	2.9	1
		302	Au	-	-	-	-	-	-	-	-
		302	Pb	22.7	29	239	7.8	-58	211	2.9	8
		302	Zn	-	-	-	-	-	-	-	-
	Don Benito West	303	Ag	27.0	0	232	3.8	-62	142	7.2	38
		303	Au	65.1	13	239	5.6	-59	172	11.6	44
		303	Pb	8.0	-13	225	4.1	59	292	2.0	9
		303	Zn	10.3	0	232	3.7	-62	142	2.8	29
El Rosario	El Rosario	401	Ag	26.6	0	217	6.0	-82	127	4.4	35
		401	Au	73.9	0	217	10.4	-82	127	7.1	74
		401	Pb	-	-	-	-	-	-	-	-
		401	Zn	43.8	0	217	8.3	-82	127	5.3	72
Durangueno	San Gregorio	501	Ag	60.4	0	56	18.6	-89	326	3.2	9
		501	Au	46.1	15	56	3.3	-75	52	13.9	56
		501	Pb	-	-	-	-	-	-	-	-
		501	Zn	82.3	15	56	16.3	-75	52	5.0	37
Recompensa	Recompensa	702	Ag	12.4	-30	55	4.4	60	58	2.8	3
		702	Au	-	-	-	-	-	-	-	-
		702	Pb	-	-	-	-	-	-	-	-
		702	Zn	-	-	-	-	-	-	-	-
	Oliva	704	Ag	7.0	-75	52	1.3	15	56	5.2	12
		704	Au	19.8	-90	326	5.6	0	56	3.5	27
		704	Pb	17.6	0	56	0.0	-90	326	NA	21
		704	Zn	16.0	-60	54	0.9	30	57	16.8	22

May 2014	Page 14-25

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.10.3	Grade Interpolation

Grade interpolation for all 4 elements (Ag, Au, Pb and Zn) was executed as a succession of 2 passes, each of which were performed via the inverse distance cubed (ID3) method. The first pass consisted of a spherical search of radius 50m utilising a minimum of 1 and a maximum of 6 composites per block estimated. The second pass was executed as a spherical search, with a 30m radius and a minimum of 2 and maximum of 6 composites.

14.11	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed in via the following:

•	Visual inspection of the block grades in comparison to surrounding data values;
•	Comparison of block model grades with actual production; and
•	Comparison of block and sample means.

14.11.1	Visual Inspection

The block models for all 7 areas were reviewed in 3D. Model grades were compared locally with composite grades, and were found to be acceptably similar.

14.11.2	Comparison with Production Records

Model results were reconciled with production records for the period 1 July 2012 to 30 November 2013 for areas: Hormiguera (Hormiguera 103), El Rosario (El Rosario 401), Durangueno (San Gregorio 501), and Argentina (Argentina Central 201 and Argentina West 205). Only selected areas were able to be reconciled with production figures due to mixing of ores across multiple veins for other areas. In these cases, straightforward reconciliation was not possible and so was not attempted.

As discussed previously in Section 14-8, grade caps were adjusted incrementally until the resulting interpolated model reported the best possible match with production figures for the selected reconciliation areas. As such, the models for these areas by way of their construction, generally reconciled well with available production records.

Table 14-15 shows actual production figures for each of the reconciliation areas for the specified period. Table 14-16 provides direct model estimates of material within the reconciliation areas. Table 14-17 contains a summary of diluted model estimates within the reconciliation areas.

May 2014	Page 14-26

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-15:    Actual Mined Based on Production Records– Topia Mine Project

				Ag	Au
Area	Vein	Code	Tonnes	g/t	g/t	Pb %	Zn %
Hormiguera	Hormiguera	103	5,203	389	0.20	1.02	1.68
El Rosario	El Rosario	401	7,927	420	0.17	1.80	3.32
Durangueno	San Gregorio	501	8,190	465	0.17	2.37	3.60
Argentina	Argentina Central & Argentina West	201 & 205	9,916	330	0.27	2.15	1.71

Table 14-16:    Mined Material in 2013 Model – Topia Mine Project

				Ag	Au
Area	Vein	Code	Tonnes	g/t	g/t	Pb %	Zn %
Hormiguera	Hormiguera	103	4,513	396	0.32	1.15	1.56
El Rosario	El Rosario	401	3,497	593	0.10	2.17	2.75
Durangueno	San Gregorio	501	8,401	465	0.23	2.66	3.50
Argentina	Argentina Central & Argentina West	201 & 205	4,153	658	0.72	4.32	4.00

Table 14-17:    Diluted Mined Material in 2013 Model – Topia Mine Project

Area	Vein	Code	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Dilution
Hormiguera	Hormiguera	103	4,513	396	0.32	1.15	1.56	0%
El Rosario	El Rosario	401	7,868	263	0.04	0.96	1.22	125%
Durangueno	San Gregorio	501	8,401	465	0.23	2.66	3.50	0%
Argentina	Argentina Central & Argentina West	201 & 205	9,967	274	0.30	1.78	1.67	140%

Comparison of both grade and tonnes for the diluted model estimates vs. production records showed generally good reconciliation, especially for Hormiguera and San Gregorio for which no consideration for dilution was required in order to reconcile tonnes. Argentina required provision for 140% dilution at 0 grade in order to reconcile tonnes, which resulted in an acceptable reconciliation of all grades, particularly gold and zinc. Lead and silver grades were both found to be 17% lower than those reported in production records.

For El Rosario reconciliation was somewhat more challenging. Model dilution required to match production tonnes resulted in model grades that were appreciably lower than the reported production grades. This is proposed to be due to irregular vein width and faulting reported to be found in recent production areas. Such small-scale irregularities are difficult to model and may be responsible for the less than ideal reconciliation.

May 2014	Page 14-27

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.11.3	Comparison of Block and Sample Means

Block grade estimates for Class 1 and 2 blocks (i.e. blocks that have the potential to report as Measured or Indicated if calculated NSR is above the USD $180/tonne cut- off) were compared with average composite grades for each vein. Generally, Model averages were lower than composite averages across all 4 elements. This is most likely due to the fact that the highest grade areas which correlate spatially to the higher grade composites have been mined out.

An exception to the negative model vs. composites correlation is San Miguel which shows significant positive differences for model vs. composite grades. This result is due to tight clustering of many high grade samples taken from a stope central to the modeled vein.

Table 14-18 below provides details of the comparison.

May 2014	Page 14-28

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-18: Comparison of Block and Composite Grades – Topia Mine Project

				Au			Ag			Pb			Zn
			Comp	Model	Diff	Comp	Model	Diff	Comp	Model	Diff	Comp	Model	Diff
Area	Vein	Code	(g/t)	(g/t)	(%)	(g/t)	(g/t)	(%)	(g/t)	(g/t)	(%)	(g/t)	(g/t)	(%)
Hormiguera	San Jorge	101	370	302	-20%	0.33	0.28	-16%	1.11	0.97	-13%	2.67	1.86	-36%
	San Miguel	102	480	608	24%	0.29	0.35	19%	1.99	2.91	38%	4.15	4.55	9%
	Hormiguera	103	483	419	-14%	0.36	0.32	-12%	1.22	1.00	-20%	2.09	1.88	-11%
Argentina	Argentina Central	201	755	775	3%	0.53	0.68	24%	5.00	5.69	13%	3.00	4.64	43%
	Argentina East	202	643	571	-12%	0.92	0.89	-3%	7.26	5.89	-21%	6.82	3.38	-67%
	Santa Cruz	204	647	680	5%	0.77	0.71	-8%	4.86	4.79	-1%	2.68	2.61	-3%
	Argentina West	205	1131	995	-13%	0.49	0.41	-16%	5.99	4.68	-25%	2.55	2.65	4%
Don Benito	La Dura North	301	377	355	-6%	1.62	1.29	-22%	6.22	5.38	-14%	5.31	4.73	-12%
	La Dura South	302	262	229	-13%	1.37	1.32	-4%	3.91	3.72	-5%	3.86	3.80	-2%
	La Dura West	303	241	179	-30%	4.16	3.27	-24%	3.03	2.56	-17%	4.25	3.29	-25%
	La Dura Int	305	394	412	4%	1.27	1.37	7%	6.99	6.18	-12%	4.27	3.65	-16%
	La Dura SN	306	374	367	-2%	1.11	0.94	-16%	4.43	2.98	-39%	3.14	2.71	-15%
	La Dura SS	307	206	204	-1%	3.48	3.22	-8%	2.00	1.69	-17%	3.16	2.38	-28%
El Rosario	El Rosario	401	638	604	-5%	0.21	0.16	-29%	2.84	3.09	8%	3.42	3.60	5%
	El Rosario FW	402	-	-	-	-	-	-	-	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-	-	-	-	-	-	-	-
Durangueno	San Gregorio	501	341	241	-34%	0.23	0.18	-22%	1.80	1.15	-44%	2.97	2.37	-23%
	Oxi	502	202	179	-12%	0.08	0.08	3%	1.26	1.18	-7%	2.04	1.84	-10%
	Oxidata	503	258	229	-12%	0.19	0.17	-9%	1.10	0.95	-15%	2.46	2.25	-9%
	La Higuera	507	178	164	-9%	0.19	0.15	-24%	0.87	0.83	-4%	2.46	2.12	-15%
	San Pablo	508	165	165	0%	0.10	0.09	-4%	0.65	0.65	-1%	2.20	1.99	-10%
	SG North Loop	509	271	301	10%	0.10	0.09	-13%	1.04	1.05	1%	2.62	2.39	-9%
	LH North Loop	510	277	272	-2%	0.40	0.40	0%	1.04	1.22	16%	3.49	3.50	0%
La Prieta	La Prieta	601	240	268	11%	2.35	2.33	-1%	1.78	1.47	-19%	2.26	2.10	-7%
	La Prieta 2	602	205	218	6%	2.06	1.68	-21%	1.98	1.54	-25%	2.25	1.82	-21%
	La Prieta 3	603	455	409	-11%	3.12	2.63	-17%	2.00	2.20	9%	2.59	2.52	-3%
	La Prieta 4	604	82	95	15%	0.85	0.69	-22%	0.67	0.64	-4%	0.82	0.71	-14%
	La Prieta 5	605	202	170	-17%	1.35	1.09	-21%	0.92	0.75	-20%	1.11	0.92	-19%
Recompensa	Recompensa	702	211	127	-50%	6.28	5.50	-13%	3.18	2.32	-31%	3.99	3.19	-22%
	Recompensa HW	703	376	312	-18%	3.64	2.61	-33%	3.39	2.71	-22%	4.55	3.38	-30%
	Oliva	704	63	73	14%	2.44	2.55	4%	1.27	1.68	28%	1.85	2.67	36%

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

14.11.4	Resource Cut-Off

Mineral Resources are reported herein above an NSR cut-off of USD $180/tonne. NSR block grades were calculated using metal prices as follows: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn. Provision within the NSR calculation was made for area-specific dilution, details of which are given in Table 14-19 below:

Table 14-19:    Area-Specific Dilution Provision – Topia Mine Project

Area	Dilution Provision	Comment
Hormiguera	0%	Determined via reconciliation.

Argentina	140%	Determined via reconciliation. Mining in this area is mechanised and so larger dilution is expected.

Don Benito	140%	. Mechanised mining in this area indicates that the dilution provision will be very similar to that of Argentina.

El Rosario	125%	Determined via reconciliation.

Durangueno	0%	Determined via reconciliation.

La Prieta	0%	Assigned based on geological and geotechnical considerations.

Recompensa	50%	Assigned based on geological and geotechnical considerations.

14.12	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

The approach to Measured and Indicated classification was to consider any given block centroid relative to both average distance of all samples used in interpolation and number of samples used in interpolation. Such blocks were respectively attributed with Class = 1 or 2, and those blocks with a calculated NSR above USD $180/tonne were reported as Measured or Inferred.

The classification scheme applied for Measured and Indicated for all areas of the Topia Mine Resource is described in Table 14-20 below.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-20:    M & I Classification Strategy – Topia Mine Project

Class	Minimum Sample Criteria	Avg. Sample Distance Criteria

1	3	<= 10m

2	3	<= 30m

Inferred material was classified by applying a factor to the portions of the modelled veins not attributed with Class = 1 or 2. The applied factor accounted for the proportion of the vein expected to yield Mineral Resources and was determined to be the ratio of modeled mined material with NSR > USD $180 to total modeled mined material. Grades for the Inferred Mineral Resources were derived from the mean grades of the combined Measured and Indicated Mineral Resources

Areas where geological confidence was lower than that reflected in the empirically derived classification, or areas where an insignificant minority of blocks had received a different classification to the bulk of the surrounding blocks were manually adjusted for classification.

14.13	Mineral Resource Tabulations

Table 14-21 through Table 14-24 provide detailed summaries of the Topia mineral resource estimates as at 30 November, 2013. Mineral Resources are reported at a cut-off NSR value of USD $180/tonne.

May 2014	Page 14-31

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-21:    Measured Mineral Resources – Topia Mine Project

Area	Zone	Code	Tonnage kt	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	3.0	560	0.46	1.82	4.18
	San Miguel	102	1.6	895	0.52	4.31	7.00
	Hormiguera	103	5.3	638	0.43	1.42	3.13
	Sub Total Hormiguera		9.9	655	0.45	2.00	4.06
Argentina	Argentina Central	201	2.7	1,320	0.97	8.55	4.85
	Argentina East	202	11.8	1,045	1.05	9.43	3.08
	Santa Cruz	204	3.3	1,377	1.22	8.34	2.59
	Argentina West	205	8.5	1,858	0.72	8.80	4.51
	Sub Total Argentina		26.3	1,377	0.96	8.99	3.66
Don Benito	Don Benito North	301	8.0	766	2.24	11.44	10.21
	Don Benito South	302	2.6	706	2.92	11.52	12.03
	Don Benito West	303	2.2	494	5.15	7.26	10.43
	Don Benito Intermediate	305	1.7	812	2.15	13.75	7.20
	La Dura Splay North	306	0.5	1,391	1.78	6.59	7.61
	La Dura West Splay South	307	0.1	979	2.40	4.35	2.89
	Sub Total Don Benito		15.1	744	2.75	10.92	10.10
El Rosario	El Rosario	401	3.1	1,200	0.24	5.86	7.28
	El Rosario FW	402	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-
	Sub Total El Rosario		3.1	1,200	0.24	5.86	7.28
Durangueno	San Gregorio	501	5.7	476	0.25	2.58	3.65
	Oxi	502	0.4	416	0.10	2.65	3.70
	Oxidada	503	0.6	470	0.29	2.37	4.10
	La Higuera Main	507	1.6	407	0.31	1.97	4.05
	San Pablo	508	0.1	308	0.20	1.99	3.52
	San Gregorio North Loop	509	0.2	392	0.13	1.46	3.51
	La Higuera North Loop	510	0.1	275	0.45	0.76	5.16
	Sub Total Durangueno		8.7	454	0.25	2.41	3.77
La Prieta	La Prieta 1	601	1.6	415	3.61	2.72	3.34
	La Prieta 2	602	0.6	439	3.28	3.13	3.43
	La Prieta 3	603	1.1	575	3.37	3.08	3.55
	La Prieta 4	604	0.1	324	1.47	2.05	2.02
	La Prieta 5	605	-	-	-	-	-
	Sub Total La Prieta		3.3	470	3.41	2.89	3.39
Recompensa	Recompensa	702	3.4	235	9.07	4.33	6.41
	Recompensa HW	703	1.0	656	3.84	4.98	6.67
	Oliva	704	0.1	314	4.03	3.55	5.75
	Sub Total Recompensa		4.5	328	7.79	4.44	6.45
	Total Measured		71.0	911	1.70	6.91	5.42

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t.
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.
6.	Totals may not agree due to rounding.

May 2014	Page 14-33

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-22:    Indicated Mineral Resources – Topia Mine Project

Area	Zone	Code	Tonnage kt	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	5.4	478	0.40	1.65	2.94
	San Miguel	102	5.0	943	0.53	4.47	7.12
	Hormiguera	103	11.2	609	0.43	1.53	2.70
	Sub Total Hormiguera		21.6	653	0.44	2.24	3.77
Argentina	Argentina Central	201	6.0	1,184	0.87	8.03	5.05
	Argentina East	202	27.0	936	1.25	8.39	3.51
	Santa Cruz	204	9.6	1,248	1.13	7.79	2.59
	Argentina West	205	6.6	1,865	0.64	7.33	3.45
	Sub Total Argentina		49.2	1,152	1.10	8.09	3.51
Don Benito	Don Benito North	301	4.0	641	1.96	11.64	10.16
	Don Benito South	302	2.6	625	2.94	10.84	12.88
	Don Benito West	303	1.1	623	3.57	10.74	10.50
	Don Benito Intermediate	305	3.1	833	2.46	11.49	5.94
	La Dura Splay North	306	0.2	877	2.08	5.33	10.74
	La Dura West Splay South	307	-	-	-	-	-
	Sub Total Don Benito		11.0	693	2.49	11.23	9.65
El Rosario	El Rosario	401	9.0	1,064	0.21	5.65	6.59
	El Rosario FW	402	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-
	Sub Total El Rosario		9.0	1,064	0.21	5.65	6.59
Durangueno	San Gregorio	501	5.4	379	0.17	1.80	2.80
	Oxi	502	1.4	364	0.09	2.62	3.60
	Oxidada	503	1.3	426	0.30	1.90	4.28
	La Higuera Main	507	2.2	333	0.27	1.78	3.55
	San Pablo	508	1.0	444	0.24	1.26	4.29
	San Gregorio North Loop	509	0.2	535	0.06	1.33	2.74
	La Higuera North Loop	510	1.5	403	0.38	2.20	4.38
	Sub Total Durangueno		12.9	385	0.22	1.89	3.45
La Prieta	La Prieta 1	601	9.7	427	3.45	2.16	2.97
	La Prieta 2	602	0.3	360	2.55	2.24	2.86
	La Prieta 3	603	0.4	534	2.66	3.43	3.88
	La Prieta 4	604	-	-	-	-	-
	La Prieta 5	605	0.3	554	4.10	3.38	4.21
	Sub Total La Prieta		10.7	433	3.42	2.24	3.04
Recompensa	Recompensa	702	8.8	271	8.25	4.86	5.45
	Recompensa HW	703	3.3	736	3.61	4.56	5.99
	Oliva	704	0.5	183	2.92	5.59	8.43
	Sub Total Recompensa		12.6	390	6.83	4.81	5.71
	Total Indicated		127.0	807	1.72	5.75	4.48

May 2014	Page 14-34

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t.
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.
6.	Totals may not agree due to rounding.

May 2014	Page 14-35

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-23:    Measured plus Indicated Mineral Resources - Topia Mine Project

Area	Zone	Code	Tonnage kt	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	8.4	508	0.42	1.71	3.39
	San Miguel	102	6.5	932	0.53	4.43	7.09
	Hormiguera	103	16.5	619	0.43	1.50	2.83
	Sub Total Hormiguera		31.4	654	0.45	2.16	3.86
Argentina	Argentina Central	201	8.7	1,227	0.90	8.19	4.98
	Argentina East	202	38.8	969	1.19	8.71	3.38
	Santa Cruz	204	12.9	1,281	1.16	7.93	2.59
	Argentina West	205	15.1	1,861	0.69	8.15	4.04
	Sub Total Argentina		75.5	1,230	1.05	8.40	3.56
Don Benito	Don Benito North	301	12.1	724	2.15	11.51	10.19
	Don Benito South	302	5.2	665	2.93	11.18	12.45
	Don Benito West	303	3.3	537	4.63	8.41	10.45
	Don Benito Intermediate	305	4.8	826	2.35	12.29	6.39
	La Dura Splay North	306	0.7	1,274	1.85	6.31	8.32
	La Dura West Splay South	307	0.1	970	2.01	4.07	3.40
	Sub Total Don Benito		26.2	723	2.64	11.04	9.90
El Rosario	El Rosario	401	12.1	1,099	0.22	5.70	6.77
	El Rosario FW	402	-	-	-	-	-
	El Rosario HW	403	-	-	-	-	-
	Sub Total El Rosario		12.1	1,099	0.22	5.70	6.77
Durangueno	San Gregorio	501	11.1	428	0.21	2.20	3.23
	Oxi	502	1.8	376	0.09	2.63	3.63
	Oxidada	503	1.9	441	0.29	2.06	4.22
	La Higuera Main	507	3.8	364	0.29	1.86	3.76
	San Pablo	508	1.1	429	0.23	1.34	4.21
	San Gregorio North Loop	509	0.5	467	0.10	1.39	3.11
	La Higuera North Loop	510	1.6	397	0.38	2.13	4.42
	Sub Total Durangueno		21.7	413	0.23	2.10	3.58
La Prieta	La Prieta 1	601	11.2	426	3.48	2.23	3.02
	La Prieta 2	602	0.9	411	3.02	2.82	3.23
	La Prieta 3	603	1.5	564	3.19	3.17	3.63
	La Prieta 4	604	0.1	305	1.33	2.17	2.20
	La Prieta 5	605	0.4	560	4.12	3.40	4.23
	Sub Total La Prieta		14.1	442	3.42	2.40	3.12
Recompensa	Recompensa	702	12.2	261	8.48	4.72	5.72
	Recompensa HW	703	4.3	718	3.66	4.66	6.15
	Oliva	704	0.6	213	3.17	5.13	7.82
	Sub Total Recompensa		17.1	373	7.08	4.72	5.90
	Total Measured & Indicated		198.0	844	1.71	6.16	4.82

May 2014	Page 14-36

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t.
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.
6.	Totals may not agree due to rounding.

May 2014	Page 14-37

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 14-24:    Inferred Mineral Resources – Topia Mine Project

Area	Zone	Code	Tonnage kt	Ag g/t	Au g/t	Pb %	Zn %
Hormiguera	San Jorge	101	1.6	508	0.42	1.71	3.39
	San Miguel	102	9.2	932	0.53	4.43	7.09
	Hormiguera	103	15.1	619	0.43	1.50	2.83
	Sub Total Hormiguera		25.9	722	0.46	2.55	4.37
Argentina	Argentina Central	201	2.5	1,227	0.90	8.19	4.98
	Argentina East	202	24.1	969	1.19	8.71	3.38
	Santa Cruz	204	24.8	1,281	1.16	7.93	2.59
	Argentina West	205	18.4	1,861	0.69	8.15	4.04
	Sub Total Argentina		69.8	1,325	1.03	8.27	3.33
Don Benito	Don Benito North	301	2.0	724	2.15	11.51	10.19
	Don Benito South	302	0.7	665	2.93	11.18	12.45
	Don Benito West	303	1.2	537	4.63	8.41	10.45
	Don Benito Intermediate	305	1.4	826	2.35	12.29	6.39
	La Dura Splay North	306	-	-	-	-	-
	La Dura West Splay South	307	-	-	-	-	-
	Sub Total Don Benito		5.2	701	2.86	10.97	9.54
El Rosario	El Rosario	401	21.9	1,099	0.22	5.70	6.77
	El Rosario FW	402	6.2	1,099	0.22	5.70	6.77
	El Rosario HW	403	6.4	1,099	0.22	5.70	6.77
	Sub Total El Rosario		34.5	1,099	0.22	5.70	6.77
Durangueno	San Gregorio	501	7.2	428	0.21	2.20	3.23
	Oxi	502	3.1	376	0.09	2.63	3.63
	Oxidada	503	1.3	441	0.29	2.06	4.22
	La Higuera Main	507	5.1	364	0.29	1.86	3.76
	San Pablo	508	0.7	429	0.23	1.34	4.21
	San Gregorio North Loop	509	-	-	-	-	-
	La Higuera North Loop	510	-	-	-	-	-
	Sub Total Durangueno		17.3	401	0.22	2.13	3.57
La Prieta	La Prieta 1	601	32.8	426	3.48	2.23	3.02
	La Prieta 2	602	0.2	411	3.02	2.82	3.23
	La Prieta 3	603	-	-	-	-	-
	La Prieta 4	604	-	-	-	-	-
	La Prieta 5	605	-	-	-	-	-
	Sub Total La Prieta		33.0	426	3.47	2.24	3.02
Recompensa	Recompensa	702	9.2	261	8.48	4.72	5.72
	Recompensa HW	703	3.4	718	3.66	4.66	6.15
	Oliva	704	11.3	213	3.17	5.13	7.82
	Sub Total Recompensa		23.9	303	5.29	4.90	6.77
	Total Inferred		209.5	863	1.68	5.37	4.54

May 2014	Page 14-38

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t.
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.
6.	Totals may not agree due to rounding.

May 2014	Page 14-39

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

15.0	MINERAL RESERVE ESTIMATES

No mineral reserve estimates were completed in this report, or in any preceding report.

The Company has made a production decision to enter into production at the Topia Mine in 2005. The Company has not based this production decision on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at Topia or the costs of such recovery. As the Topia Mine does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Topia Mine and ultimately the profitability of this operation.

May 2014	Page 15-1

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

16.0	MINING METHODS

Mine production since the commencement of operations by GPR is summarized in Table 16-1. Mining has been ongoing at Topia since the early 16th century and possible longer. GPR, through its wholly owned subsidiary, MMR, has been operating the Topia mill since December 2005. To the end of 2013 GPR has produced ~325,000t of ore containing ~3.5 million ounces of silver and by product gold, lead, and zinc. MMR is conducting underground mining and development on a continuous basis and is providing feed for the mill at an average rate of 220tpd. Mill capacity is 275tpd which allows for additional sources of mill feed from third party producers in the camp.

For the narrower veins at Topia, mining is by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill. Drilling is done with jackleg drills and ore is hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances. Ore is hand sorted at the face so that only the higher grade ore is removed from the stope. Man access and ventilation is provided in timber crib man-ways adjacent to the muck passes. The level interval for the stopes is typically 40 m.

The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

From the muck passes the ore is pulled via manual chutes, loaded into small rail cars and hand trammed to a dump at the portal. At the surface ore dump the ore may again be hand sorted to remove waste material. Waste from the hand sorting or from excess development is generally dumped over the bank at these smaller mines. Ore is then picked up by front end loader and loaded into highway-style 10t- to 20t-capacity dump trucks to be hauled to the mill.

Along the Argentina and Don Benito veins, Argentina and 1522 Mine respectively, there are significant areas with vein widths of 0.5 to one metre. In these wider areas the mining is planned on the basis of mechanized cut and fill mining with resuing to selectively mine the ore and leave the waste for backfill. Equipment used are small 2 yd3 LHD’s for development and 1 yd3 and 0.5 yd3 LHD’s for mucking in the stopes. Development access is via decline. Ground support consists of rock bolts and mesh as required. Rocks include a combination of cement-grouted rebar and split set which gives initial support from the split set bolt and then longer term support from the cement grouted portion of the bolt.

May 2014	Page 16-1

Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Sublevels are 40 m apart in the mechanized cut and fill. Waste is generated from material beside the vein which is blasted separately from the ore and then left as fill, or from the waste development in the mine.

Lifts in the cut and fill stope are taken with horizontal holes (breasting) as the use of uppers drilling (to increase productivity and production) generated a ragged back in the stope and led to problems with ground support.

Ore is hauled from the stope by LHD and then loaded into a truck for haulage to the mill.

Practical considerations, no formal geotechnical or hydrological studies have been completed, toward mine development and mining include 1) vein parallel slips, 2) host rock type and competence, 3) diabase dykes, and 4) cross faulting and fault swarms.

Most of the veins at Topia Mine are associated with slips at the vein – host rock contact. This is quite useful in mining as the vein and host rock easily separate. Less useful and dilutive, are vein parallel slips anywhere from centimeters to meters in the vein host rock. Each vein is slightly different with the best slips, and least dilution at Hormiguera Mine (0% dilution, above minimum 0.3m minimum width) to Argentina with 140% dilution being assigned.

Host rock type plays a minor role in dilution as both shallow southeast dipping host rock andesite tuffs and massive andesite porphyry flows are equally competent. The tuffs can be slightly blockier. Selvage alteration around the veins in the host rock is typically centimeters of weak chloritic alteration with little effect on ground competence and dilution. The exception is along the Argentian vein where selvage alteration is typically a meter of modest to intense cloritization and argillization. This leads to incompetent host rock and as note above an assigned 140% dilution.

Diabase dykes are massive units of highly competent rock which typically cross cut the veins at high angles and cause little to no dilution. Rarely (Hormiguera, 1522 Mines), narrow 1-2m thick diabase dykes invade the vein and can either occupy one wall or on rare occasion can split the vein in two.

Cross faulting is typically at high angles to the veins and in most instances displaces the veins laterally less than one meter. For the most part this is insignificant although it does introduce dilution while shifting across the fault. More important and certainly dilutive are major cross fault zone where the vein is shifted laterally 1-20m. Rarely are these cross faults single events and commonly they are fault swarms 1-20m across. These areas are more incompetent and often need backs strapped, screened and bolted. Due to the vein being “shuffled” by the multiple faults in the swarm zones, mining is difficult, and often fault swarms are crossed and mining resumed on the other side. Swarm cross faults occur from 100-300m apart and are seen at the Argentina, 1522, Recompensa, and Hormiguera Mines.

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Water ingress into the mines is minor, but important, as the milling operation depends on mine water, along with re-circulated water from the tailings pond. As such a series of water traps (behind concrete barriers or lower levels of abandoned mines), water tanks, piping, and a pumping system have been set up to gather and store water for milling. This is necessary as there are typically 6-8 months (November to June) without rain in the Topia area.

Production rates, expected mine life, and mining dilution are summarized in Table 16-1.

Table 16-1:      Topia Mine Production, Expected Mine Life, and Dilution

	Production	Tonnes	*[2] Years
Topia Mine	Tonnes 2013	M&I	M&I	Dilution*[3]
Mina 15-22	10,155	26,200	6.2	140%
Mina 80 *[6]	1,564
Mina Argentina	7,515	75,500	24.1	140%
Mina San Gregorio*	4,692
Mina San Miguel -
Contractor	2,531	6,500	2.6	0%
Mina San Miguel - MMR	2,640	8,400	3.2	0%
Mina 9 Nte *[4]	-
Mina Animas Nivel 1420 *[4]	140
Mina Oliva *[4]	2,150
Mina Descubridora *[4]	216
Mina Recompensa	4,518	17,100	5.7	50%
Mina Hormiguera	4,246	16,500	3.9	0%
Mina El Rosario	5,730	12,100	4.8	125%
Mina La Prieta *[5]	3,977	14,100	3.5	0%
Mina Durangueno*, *[5]	10,714	21,700	1.4	0%
Total	60,787	198,100

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

* San Gregorio and Durangueno added together!!
*2 including dilution factor!
*3 Dilution factor beyond minimum 0.3m width, estimated from reconciliation
Hormiguera - 0%
Argentina - 140%
La Dura - 140%
El Rosario - 125%
Durangueno - 0%
La Prieta - 0%
Recompensa - 50%
*4 production stopped, no resource estimate
*5 dilution not estimated beyond minimum 0.3m minimum sample width.
*6 no resource estimate.

At the time of the site visit, ore from development and stoping was being produced at the following Property mines: Argentina (Argentina West & Central vein), Hormiguera (Cantarranas and San Jorge veins), San Miguel (San Miguel, San Jorge, and Cantarranas veins), Recompensa (Recompensa, Intermediate, and Oliva veins), 1522 (Don Benito and Madre veins), San Gregorio and Durangueno (San Gregorio, La Higuera, Oxi, Oxidada, and San Pablo veins), El Rosario (El Rosario vein), Oliva (Oliva vein), La Prieta (La Prieta veins), and El Ochenta (Madre).

Milling, as described in Section 17 of this report, is by conventional crushing, grinding and froth flotation. Tails are impounded behind a dam located 750m south of the mill.

In the author’s opinion, there is significant potential for discovery of additional Mineral Resources through exploration and development along existing veins systems. There is significant potential for discovery of additional Mineral Resources through exploration and development along existing veins systems. In addition, there is potential for discovery of other veins in the district, as there are drill intercepts, with significant grades, that have been obtained which have not been correlated with known structures.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Table 16-2:      Topia Production Figures – Great Panther Silver Limited - Topia Mine

Year	Tonnes*	Silver Oz	Gold Oz	Lead Tonnes	Zinc Tonnes
2006**	22,445	208,004	406	627	742
2007	33,605	279,441	643	735	847
2008	35,318	366,199	812	876	1,074
2009	30,045	437,079	403	871	1,057
2010	38,281	515,101	597	1,092	1,358
2011	46,968	535,881	500	941	1,315
2012	56,098	555,710	573	962	1,477
2013	62,063	631,235	651	1,116	1,673
Total	324,823	3,528,650	4,585	7,220	9,543

*	Tonnes produced to GPR account, not including tolled ore.
**	Production re-started by GPR in December 2005.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

17.0	RECOVERY METHODS

The process flow sheet for the Cata plant is illustrated in Figure 17-1. Coarse ore is placed in one of six bins, which provides a means for segregation of ore types for batch processing, or blending. Ore is passed through a grizzly to a 15” x 24” jaw crusher and then over a 6’ x 12’ vibratory screen. Oversize (>3/4 in) from the screen is sent to a secondary cone crusher, and then conveyed to a 200 t-capacity fine ore bin.

Segregation of sulphide particles is achieved by means of a grinding circuit comprising three ball mills and two 10”-dia. cyclones. Fine ore is fed to one of either a 6’ x 14’ or 5’ x 10’ ball mill. When the larger unit is in use, the product is passed through the cyclones, with the oversize fed back into the ball mill. If the smaller mill is used, the oversize from the cyclones goes to a 4’ x 8’ ball mill which operates in closed circuit with the cyclones. Final grind size is 65% passing 74μ.

The ore stream passes to a lead flotation circuit comprising primary and secondary rougher and cleaner flotation cells, followed by a similarly configured zinc circuit. Concentrates are dried to 10% moisture content by means of disc filters and shipped via trucks to the port of Manzanillo for sale to a concentrate buyer. Tails are piped to an impoundment facility located downhill, approximately 750m from the mill.

At the time of the site visit, GPR was in the process of upgrading the flotation circuits to provide additional capacity, and adding an additional decant tower to improve reclamation of water from the tails.

The performance of the mill demonstrates that the gold, silver, lead and zinc in the ores at Topia can be recovered with conventional processes.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 17-1:      Process Flow Sheet, Topia Mine Metallurgical Plant

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

18.0	PROJECT INFRASTRUCTURE

The Topia Mine is 235km northwest of, and connected by gravel and paved road to the logistical center, of Durango, Durango State. The trip from Topia to Durango takes ~8 hours to drive by pickup truck. All minor supplies (fuel, food) can be purchased in Topia, but equipment parts and major repair have to be secured through the Durango facilities of the Company. The access road is sufficient for 30 tonne articulated concentrate trucks. Topia has a runway sufficient for small single or twin engine aircraft which is used regularly by Company personnel to access either cities of Durango or Culiacan (in Sinaloa state). Topia Mine infrastructure is shown on Figure 18-1.

The surface and underground infrastructure at the Property includes the following:

•	Multiple adits from surface as well as ramps, raises, drifts, cross-cuts, and sub- levels

•	Road access from active mines to the mill.

•	Conventional and mechanized underground mining equipment

•	Mine ventilation, dewatering, and compressed air facilities

•	Mine, geology, processing, and administrative offices

•	A nominal 275 tpd flotation concentrator with surface bins and crushing facilities

•	A on-site laboratory which processes 25-30 samples / day for gold, silver, lead, zinc, copper, and iron.

•	A tailings impoundment facility

•	Connection to the national grid for the supply of electric power

•	Mine, geology, processing, and administrative offices, as well as accommodation facilities and several houses for contractors, employees, and management.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Figure 18-1:      Topia Mine Infrastructure

Power Line
CANTARRANAS
SAN MIGUEL
ARGENTINA
SANTA CRUZ
Topia mill/office/maintenance site
Power Line
Peñoles old tailings dump
MADRE
Topia townsite
GPR tailings facility
Airstrip
ANIMAS
OLIVA
MADRE
DON BENITO
CANTARRANAS
HIPOLITO
LA DURA
ANIMAS
OLIVA
RECOMPENSA
LAS HIGUERAS
Tomoc
Quebrada
SAN GREGORIO
EL ROSARIO
AUSTRALIA
500 metres
LEGEND
Underground workings
Active adit
Waste pile
Roads
LA PRIETA
EL DESIERTO
GREAT PANTHER SILVER LTD.
TOPIA MINE
Durango State, Mexico
Topia Mine Infrastructure
Date Nov 2013
Scale as shown
Figure 18.1

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

The principal commodities at the Topia Mine are lead and zinc concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates.

19.2	Contracts

The Topia Mine is an operating mine using both employees and contracted services under the direction of company employed management. Administration, management, and a good deal of the mining is carried out by GPR employees. There are a number of contracts in place for:

•	The supply of labour and services in the El Rosario, Durangueno, Recompensa, El Ochenta, Hormiguera, and San Miguel mines through five contractors.

•	The supply of labour and services for maintenance, plant operations, civil works, sampling, surveying and diamond drilling through two contractors.

•	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments.

•	Sales of concentrates to traders and at times to smelters.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Great Panther Silver Limited holds all necessary environmental and mine permits to conduct planned exploration, development, and mining operations at the Topia Mine.

In July 2006, Great Panther received its Single Environmental License LAU10/019- 2006 (Licencia Ambiental Unica) which is a direct regulatory instrument for industrial facilities under federal jurisdiction in the prevention and control of pollution of the atmosphere, and sets conditions for integral operation in accordance with current environmental legislation. This permit was issued by SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales), the Secretary of Environment and Natural Resources, and remains in effect.

Additionally, once a year and in compliance with SEMARNAT’s legislation, Great Panther submits the Annual Operation Certificate (Cedula de Operacion Anual) which is the instrument of data collection and reporting on emissions and transfers of pollutants to air, water, and soil and management of hazardous materials.

The tailings storage facility is operated in accordance with federal laws and Topia Mine staff works closely with PROFEPA (Procuraduria Federal de Proteccion al Ambiente), the Federal office for environmental protection. Topia Mine personnel carry out regular monitoring and reclamation work on the site.

(I’m not aware of the latest reports on Topia’s tailings. We could add more detailed info about monitoring frequency if you’d like. Just let me know and I can get the info from Ernesto.)

In addition, all exploration activities are in compliance with NOM-120-SEMARNAT- 2011, which establishes the specifications of environmental protection for mining exploration activities.

20.1	Social or Community Impact

Topia’s community relations program reinforces the Company’s commitment to environmental, social and economic sustainable development. These efforts aim to improve the quality of life in the communities adjacent to the mine through environmental, social, health and safety, and education programs.

The Company is the main employer in this small community of almost 3,000 people and currently generates 356 direct jobs for Mexican workers at its Topia Mine. Approximately 75% of its workforce is from the neighboring communities of Topia, La Ojeda and Molinos.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

Community support activities include:

•	Regular contributions of supplies to the Topia Clinic, only health centre for the entire community.

•	Contributions for transportation to local sports teams to allow participation in Durango State competitions.

•

Support to local schools for infrastructure repairs, electronic equipment, and training and workshops focused on environmental care, sustainable use, conservation and preservation of natural resources.

•	Support for communities’ events and traditions through donations to local church, schools and other non-profit agencies.

•	Support to Topia municipality to complete road repairs and community garbage storage facility rehabilitation.

There are always opportunities to improve and promote open dialogue with all stakeholders, Great Panther will continue working to minimize environmental impact and maximize social and economic benefits in the communities in which it operates.

20.2	Reclamation Closure

While there is no fund set aside for closure, such as a bond, the cost for closure was estimated to be $1,125,000. Management uses the US$1,125,000 cost for accounting for asset retirement obligations.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

21.0	CAPITAL AND OPERATING COSTS

Capital and operating budgets are prepared for each year for the GMC by mine staff. These budgets are continuously reviewed against production to ensure profitability. For the 2013 (January-December) operating year the average cost of production was USD$189 per tonne (Table 21-1) which included plant, administration and mining costs.

Table 21-1:      2013 (January through December) Cost Report for Topia Mine

Plant	USD$31 per tonne
Administration	USD$41 per tonne
Mining	USD$117 per tonne
Total Unit costs	USD$189 per tonne

The Topia Mine is operated with contractors under the supervision of GPR management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the end of Q3 2013, there were 158 employees (including 30 administrative and management personnel) and 231 contractors at the site.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

22.0	ECONOMIC ANALYSIS

This section has been excluded, as per securities regulations, as the GMC is in operation and Great Panther Silver Limited is a producing issuer.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

23.0	ADJACENT PROPERTIES

The Topia Mine property is within the Topia Mine District which encompasses Topia and San Bernabe, a multiple NE to ENE trending vein set.

Presently the only continually operating mill is on the GPR property although several other small mills (<50tpd) do some custom tolling. Various other claims in the district are mined intermittently.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

24.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

25.0	INTERPRETATION AND CONCLUSIONS

Octree Consulting Pty Ltd has carried out an estimate of the Mineral Resources for the Topia property for an effective date of 30 November 2013. The estimate is summarized in Table 25-1.

Table 25-1:      Mineral Resources – Topia Mine Project

Class	Tonnage (kt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	71.0	911	1.7	6.91	5.42
Indicated	127.0	807	1.72	5.75	4.48
M&I	198.0	844	1.71	6.16	4.82
Inferred	209.5	863	1.68	5.37	4.54

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD $180/t.
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD $1,260/oz Au, USD $21.00/oz Ag, USD $0.95/lb Pb, and USD $0.95/lb Zn.
6.	Totals may not agree due to rounding.

It is concluded that:

The sampling is appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples. Diamond drilling, logging, and core handling are being carried out in a reasonable fashion, consistent with industry best practice.

•	Assaying is being conducted using conventional methods consistent with common industry practice.

•

The most recent independent audit of the laboratory conducted in January 2013 (Johnson, 2013) reported acceptable practices. Concern was expressed however regarding the original-duplicate assay result comparisons which appeared to show better correlation than expected. An improvement in fire assay methodology was noted as compared with previous audits.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

•

The sample database contains several small low-consequence errors. A greater focus on validation of data is necessary in future. This was also noted during the previous Mineral Resource estimate (RPA, 2013).

•	The zinc grade estimates for some areas of Argentina are based on assigned composite grade average rather than interpolation owing to a lack of assay data.

•

Revisions to the top cuts and to the dilution allowance in the NSR calculations have been made based on reconciliation outcomes, known geological conditions and mining methods. Various dilution allowances were made for each area based upon a combination of all or some of these considerations. In some cases, the allowance for dilution was increased as compared with the 2012 estimate and in other cases, dilution allowance was reduced.

•

For measured plus indicated, there is a 27% increase in tonnes, a 33% increase in contained silver, 48% increase in contained gold, 21% increase in contained lead and 43% increase in contained zinc as compared with the previous year's estimate. For inferred, decreases of 23% in tonnes, 21% in contained silver, 28% in contained lead, and 11% in contained zinc as well as an increase of 61% in contained gold were reported. Factors affecting the change in the resource are suggested to be related to:

—	3D as opposed to 2D model construction;
—	Revision and application of different assay caps;
—	Changes to NSR calculation (including metal price changes);
—	Inclusion of some veins not previously incorporated in the 2012 estimate;
—	Exclusion of some veins previously incorporated in the 2012 estimate;
—	Expansion of existing zones in areas where new data collection has taken place; and
—	Depletion of some areas due to mining.

•	There is potential for the future addition of Mineral Resources at Topia through exploration and development.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

26.0	RECOMMENDATIONS

Recommendations are that:

•

Routine independent laboratory audits should continue. GPR's own QAQC monitoring should also continue to ensure that any identified issues are followed up as real-time as possible to prevent undetected long-term assaying problems.

•	Better validation measures should be taken to ensure the database is as error-free as possible.

•	Results below detection limit should not be stored as '0'. A suggested alternative is to store these as half the detection limit, or to use an acronym indicating below detection values.

•	A reasonable minimum sample width for the channels should be established and maintained.

•

Exploration and development should continue in order to continue to add to the resource base. GPR plans to complete 2,500 m of underground diamond drilling at Topia in 2014. See Table 26-1 below for proposed budget details:

Table 26-1:      Exploration Budget 2014 – Topia Project

		Amount
Budget Item	Details	(US$)

Drilling	2,500 m @ $100/m	$250,000

Geology	$15,000 / mo @ 12 months	$180,000

Assays	700 @ $15 ea	$10,500

Supervision		$10,000

Subtotal		$450,500

Contingency (15%)		$68,600

Total		$519,100

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

27.0	REFERENCES

Orequest, 2003, Summary Report on the Topia Project, Municipality of Topia, Durango State, Mexico, for Great Panther Resources Limited (November 2003).

Great Panther Silver Limited, Consolidated Financial Statements for the Years Ended December 31, 2009 to 2014.

Johnson, W. M., 2011, Topia Laboratory Report February 2-3, 2011, independent letter report to Great Panther Silver Limited (February 4, 2011), 5pp.

Johnson, W. M., 2012, Topia Laboratory Report January 11-12, 2012, independent letter report to Great Panther Silver Limited (January 16, 2012), 8pp.

Johnson, W. M., 2013, Topia and GTO Laboratory Report January 7-11, 2013, independent letter report to Great Panther Silver Limited (January 16, 2012), 17pp.

Rennie, D. W., 2011, Technical Report on the Topia Mine, State of Durango, Mexico, prepared for Great Panther Silver Limited (March 28, 2011), 90pp.

Rennie, D. W., 2013, T., 2013, Technical Report on the Topia Mine, State of Durango, Mexico, prepared for Great Panther Silver Limited (February 27, 2013), 90pp.

Wardrop Engineering., 2007, Technical Report on the Topia Mine Property, prepared for Great Panther Resources Ltd. (February 2007), 47pp.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources Ltd. (October 14, 2009), 57pp.

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

28.0	DATE AND SIGNATURE PAGE

This report titled “NI43-101 Report on the TOPIA Mine Mineral Resource Estimation, as of NOVEMBER 30TH, 2013” and dated May 9, 2014 was prepared and signed by the following authors:

“Robert F. Brown”

Dated at Vancouver, B.C.	Robert F. Brown, P. Eng.

September 30, 2014	V.P. Exploration, Great Panther Silver Limited

“Linda C. Sprigg”

Dated at Perth, Australia	Linda C. Sprigg, RPGeo AIG

September 30, 2014	Resource Geologist, Octree Consulting Pty Ltd

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Great Panther Silver Limited NI43-101 Report on the Topia Mine Mineral Resource Estimation Durango, Mexico

29.0	CERTIFICATES OF QUALIFIED PERSONS

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as an the author of this report “NI43-101 Report on the TOPIA Mine Mineral Resource Estimation, as of November 30th, 2013” prepared for Great Panther Silver Limited, dated May 9th, 2014, do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43- 101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.

6.	I have visited the Topia Mine on numerous occasions since 2004, most recently from November 22 to November 25, 2013.

7.	I am the author responsible for all sections of this report, excepting Sections 12 and 14 which were completed entirely by Linda Sprigg and Sections 25, 26, 27, 28 which were jointly completed.

8.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43- 101 as I was appointed VP Exploration in April of 2004.

10.	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 30th day of September, 2014

May 2014	Page 29-1

I do hereby certify that;

1.	My name is Linda Catherine Sprigg and I am a Resource Geologist for Octree Consulting Pty Ltd. My full address is 18/101 Hastings Street, Scarborough, WA, Australia 6019.

2.

This certificate applies to the attached report entitled “NI43-101 Report on the Topia Mine Mineral Resource Estimation, as of November 30th, 2013” prepared for Great Panther Silver Limited, dated May 9th, 2014

3.

I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. I am a Registered Professional Geoscientist of The Australian Institute of Geoscientists (RPGeo AIG), and am a BSc. Geology (Hons.) graduate of The University of Melbourne (2003) and an MSc. (Economic Geology) graduate of The University of Tasmania (2013).

4.

My relevant experience as it relates to this Technical Report includes practice as a Geologist in the fields of resource definition and estimation, mining and exploration on projects at various stages of development (green-fields through to established operation) within Laos, Vietnam, Australia and Mexico. I have worked with various commodities (Ag, Au, Pb, Zn, Cu, Mn, Bi, Fluorite, and W) hosted within various geological environments in both open pit and underground operating environments.

5.	I am the author responsible for contributions to sections 25, 26, 27, 28 and 29, and responsible for sections 12 and 14 of this report utilizing data supplied by GPR.

6.	I am independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101.

7.	I have never visited the Topia property.

8.	I have read NI 43-101 and NI 43-101F1 and have prepared the sections of the technical report for which I am responsible in compliance with both the instrument and form.

9.

To the best of my knowledge, information and belief, the parts of this technical report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

“Linda C. Sprigg”

Linda C. Sprigg, RPGeo AIG

DATED at Perth, Australia this 30th day of September, 2014

May 2014	Page 29-2